CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this report:

References to “ADSs” refer to our American Depositary Shares (one ADS represents four preferred shares).

References to the “Report” refer to this report.

References to “Banagrícola” refer to Banagrícola S.A., a company incorporated in Panamá and authorized to operate as a bank holding company under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Banca de Inversión” refer to Banca de Inversión Bancolombia S.A. Corporación Financiera, a Subsidiary of Bancolombia S.A. organized under the laws of the Republic of Colombia that specializes in providing investment banking services.

References to “Banco Agrícola” refer to Banco Agrícola S.A., a banking institution organized under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Bancolombia”, the “Bank”, “us” , “we” or “our”  refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, which may also act under the name of Banco de Colombia S.A., including its Subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Bancolombia Panamá” refer to Bancolombia Panamá S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Panama that provides a complete line of banking services mainly to Colombian customers.

References to “Central Bank” refer to the Central Bank of Colombia.

References to “Colombia” refer to the Republic of Colombia.

References to “Conavi” refer to Conavi Banco Comercial y de Ahorros S.A. as it existed immediately before the Conavi/Corfinsura merger (as defined below).

References to the “Conavi/Corfinsura merger” refer to the merger of Conavi and Corfinsura with and into Bancolombia, with Bancolombia as the surviving entity, which took effect on July 30, 2005 pursuant to a Merger Agreement dated February 28, 2005.

References to “Corfinsura” refer to Corporación Financiera Nacional y Suramericana S.A., as it existed immediately before the Conavi/Corfinsura merger, taking into account the effect of its spin-off of a portion of its investment portfolio effective July 29, 2005.

References to “DTF” refer to the Depósitos a Término Fijo rate, the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies in Colombia for certificates of deposit with maturities of 90 days.

References to “Factoring Bancolombia” refer to Factoring Bancolombia S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that specializes in accounts receivable financing.

References to “Fiduciaria Bancolombia” refer to Fiduciaria Bancolombia S.A., a Subsidiary of Bancolombia which is the largest fund manager among its peers, including other fund managers and brokerage firms in Colombia.

i

References to “Leasing Bancolombia” refer to Leasing Bancolombia S.A. Compañía de Financialmiento Comercial, a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.

References to “NYSE” refer to the New York Stock Exchange.

References to “preferred shares” and “common shares” refer to our authorized preferred and common shares, designated as acciones preferenciales and acciones ordinarias, respectively.

References to “Renting Colombia” refer to Renting Colombia S.A., a Subsidiary of Bancolombia which provides operating lease and fleet management services for individuals and companies.

References to “Representative Market Rate” refer to Tasa Representativa del Mercado, the U.S. dollar representative market rate, certified by the Superintendency of Finance. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates of purchase and sale of currencies of interbank transactions of the authorized intermediaries.

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises.

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia.

References to “peso”, “pesos” or “COP” refer to the lawful currency of Colombia.

References to “Subsidiaries” refer to subsidiaries of Bancolombia in which Bancolombia holds, directly or indirectly, 50% or more of the outstanding voting shares.

References to “Superintendency of Finance” refer to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a technical entity under the Ministry of Finance and Public Credit having inspection, supervision and control over the persons involved in financial activities, stock market, insurance and any other services related to the management, use or investment of resources collected from the public.

References to “U.S.” or “United States” refer to the United States of America.

References to “U.S. dollar”, “USD”, and “US$” refer to the lawful currency of the United States.

References to “UVR” refer to Unidades de Valor Real, a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans.

References to “Valores Bancolombia” refer to Valores Bancolombia S.A. Comisionista de Bolsa, a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that provides brokerage and asset management services to over 200,000 clients.

The term “billion” means one thousand million (1,000,000,000).

The term “trillion” means one million million (1,000,000,000,000).

Our fiscal year ends on December 31, and references in this report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The accounting practices used in the preparation of the Bank’s consolidated financial statements follow the special regulations of the Superintendencia Financiera de Colombia (the “Superintendency of Finance”) and generally accepted accounting principles in Colombia (collectively, “Colombian GAAP”).  Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  Note 13 to the Bank’s unadited consolidated financial statements included in this Report provides a description of the principal differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.  References to Colombian GAAP in this Report are to Colombian GAAP as supplemented by the applicable regulations of the Superintendency of Finance.

For consolidation purposes under Colombian GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies.  In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations.

For June 2011, the Bank’s consolidated financial statements include companies in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. The Bank consolidates directly Leasing Bancolombia S.A. Compañía de Financiamiento, Fiduciaria Bancolombia S.A.  Sociedad Fiduciaria, Banca de Inversión Bancolombia S.A. Corporación Financiera, Compañía de Financiamiento Tuya S.A., Bancolombia Puerto Rico Internacional Inc, Bancolombia Panamá S.A., Valores Bancolombia S.A.  Comisionista de Bolsa, Factoring Bancolombia S.A. Some of the Bank’s Subsidiaries also consolidate their own subsidiaries. Bancolombia Panamá S.A. consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A. Sinesa, Future Net S.A., Suleasing International USA Inc. and Banagrícola S.A. (which, in turn, consolidates Banco Agrícola Panamá S.A, Inversiones Financieras Banco Agrícola S.A. IFBA, Banco Agrícola S.A., Arrendadora Financiera S.A. Arfinsa, Credibac S.A. de C.V., Bursabac S.A. de C.V.). Banca de Inversión consolidates with Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS S.A.S., Todo Uno Colombia S.A., CFNS Infraestructura S.A.S. and Vivayco S.A.S. The Bank’s Subsidiary Leasing Bancolombia S.A. Compañía de Financiamiento consolidates Leasing Perú S.A., Renting Colombia S.A. (which, in turn, consolidates Renting Perú S.A.C., Capital Investments SAFI S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú, and Transportempo S.A.S.).  The Bank’s Subsidiary Valores Bancolombia S.A.  Comisionista de Bolsa consolidates Valores Bancolombia Panamá S.A. and Suvalor Panamá Fondo de Inversión S.A. and the Bank’s Subsidiary Fiduciaria Bancolombia S.A.  Sociedad Fiduciaria consolidates FiduPerú S.A. Sociedad Fiduciaria

Currencies

The Bank maintains accounting records in Colombian pesos. The unaudited consolidated financial statements of Bancolombia S.A. as of June 30, 2011, and 2010; and the audited consolidated financial statements of Bancolombia S.A. as of December 31, 2010, and 2009 and for three years ended December 31, 2010 (collectively, including the notes thereto, the “Financial Statements”) contained in this Report are expressed in pesos.

This report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 1,913.98 per US$ 1.00 and COP 1,772.32 per US$1, which corresponds to the Representative Market Rate calculated on December 31, 2010 and June 30, 2011, respectevely. The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia S.A.). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate.  On November 30, 2011, the Representative Market Rate was COP 1,948.51 per US$ 1.00.

Rounding Comparability of Data

Certain monetary amounts, percentages and other figures included in this Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Information included on or accessible through Bancolombia’s internet site is not part of this Report

This Report refers to certain websites as sources for certain information contained herein.  Information contained in or otherwise accessible through these websites is not a part of this Report. All references in this Report to these and other internet sites are inactive textual references to these URLs, or “uniform resource locators”, and are for your informational reference only.

The Bank maintains an internet site at www.grupobancolombia.com. In addition, certain of the Bank’s Subsidiaries referred to in this Report maintain separate internet sites. For example, Banco Agrícola maintains an internet site at www.bancoagricola.com. None of the information contained in or otherwise accessible through these websites is part of this report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets
As of June 30, 2011 and December 31, 2010.	F-2

Consolidated Statements of Operations
As of June 30, 2011 and 2010	F-3

Consolidated Statements of Stockholders’ Equity
As of June 30, 2011 and 2010	F-4

Consolidated Statements of Cash Flows
As of June 30, 2011 and 2010	F-5

Notes to Consolidated Financial Statements	F-6

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	June 30, 2011(1)		June 30, 2011		December 31, 2010
		U.S. Dollar		UNAUDITED
Assets

Cash and cash equivalents:
Cash and due from banks		USD	2,627,459	COP	5,068,394	COP	5,312,398
Overnight funds and interbank loans			358,201		690,974		842,636
Total cash and cash equivalents			2,985,660		5,759,368		6,155,034

Investment securities, net	3		5,303,883		10,231,243		8,675,762
Loans and financial leases, net	4		26,287,955		50,709,728		46,091,877
Other assets, net	5		4,383,893		8,456,573		7,172,483
Total assets		USD	38,961,391	COP	75,156,912	COP	68,095,156

Liabilities

Deposits:
Checking accounts		USD	4,791,551	COP	9,242,949	COP	9,555,933
Time deposits			8,819,084		17,012,101		15,270,271
Savings deposits			10,100,645		19,484,245		18,060,869
Other			258,397		498,450		651,894
Total deposits			23,969,677		46,237,745		43,538,967

Overnight funds and interbank borrowings			1,267,278		2,444,591		1,958,846
Other interbank borrowings			1,473,905		2,843,177		2,698,941
Borrowings from domestic and development banks			1,408,017		2,716,078		2,551,646
Long-term debt	6		4,347,860		8,387,065		5,718,376
Other liabilities	7		2,311,270		4,458,465		3,610,628
Non-controlling interest			32,239		62,190		70,612
Total liabilities			34,810,246		67,149,311		60,148,016
Total Stockholders’ equity			4,151,145		8,007,601		7,947,140

Total liabilities and stockholders’ equity		USD	38,961,391	COP	75,156,912	COP	68,095,156

Memorandum accounts	8	USD	183,859,315	COP	354,666,457	COP	376,026,917

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1) See note 2 (c)

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Stated in million  of Colombian pesos and thousands of U.S. Dollars, except per share data)
UNAUDITED

			For the six month periods ended
			June 30,
	2011		2011		2010
	U.S. Dollar(1)

Interest income:
Loans	USD	1,099,136	COP	2,120,244	COP	1,940,802
Investment securities		168,274		324,603		192,239
Overnight funds and interbank loans		4,732		9,128		28,802
Financial leases		153,317		295,750		286,858
Total interest income		1,425,459		2,749,725		2,448,701
Interest expense:
Deposits		(273,692)		(527,955)		(540,834)
Long-term debt		(114,214)		(220,319)		(148,645)
Other		(64,235)		(123,911)		(102,757)
Total interest expense		(452,141)		(872,185)		(792,236)
Net interest income		973,318		1,877,540		1,656,465
Provisions for loans, accrued interest losses and others, net		(95,195)		(183,632)		(329,145)
Net interest income after provisions for loans, accrued interest losses and others		878,123		1,693,908		1,327,320
Fees and income from services, net		410,780		792,399		770,025
Other operating income		120,677		232,788		264,198
Operating expenses:
Salaries and employee benefits		(320,545)		(618,335)		(553,317)
Administrative expenses		(453,784)		(875,353)		(701,474)
Other		(136,238)		(262,805)		(248,929)
Total operating expenses		(910,567)		(1,756,493)		(1,503,720)
Non-operating (expense) income, net		12,361		23,845		33,479
Income before income taxes		511,374		986,447		891,302
Income tax expense		(130,034)		(250,837)		(259,068)
Net income	USD	381,340	COP	735,610	COP	632,234

Weighted average of Preferred and Common Shares outstanding (2)		787,827,003		787,827,003		787,827,003
Net income per share	USD	0.53	COP	933.72	COP	802.50

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1)	See note 2 (c)
(2)	The weighted average of preferred and common shares outstanding includes 278,122,419 preferred shares and 509,704,584 common shares.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Stockholders’ Equity
For the six month periods ended
June 30, 2011 and 2010
(Stated in millions of Colombian pesos and thousands of U.S. Dollars)
UNAUDITED

	Non Voting Preferred Shares			Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appropriated		Unappropriated		Reappraisal of assets		Gross unrealized gain or (loss) on available for sale investments		Stockholders’ equity

Balance at December 31, 2009	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	4,697,355	COP	1,256,850	COP	582,377	COP	35,563	COP	7,032,829
Net income	-		-	-		-		-		632,234		-		-		632,234
Transfer to appropriated retained earnings	-		-	-		-		1,256,850		(1,256,850)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		(16,048)		7,851		(8,197)
Dividends declared	-		-	-		-		(501,688)		-		-		-		(501,688)
Other	-		-	-		-		(52,860)		-		-		-		(52,860)
Balance at June 30, 2010	278,122,419		151,422	509,704,584		309,262		5,399,657		632,234		566,329		43,414		7,102,318

Balance at December 31,2010	278,122,419		151,422	509,704,584		309,262		5,397,973		1,436,494		622,227		29,762		7,947,140
Net income	-		-	-		-		-		735,610		-		-		735,610
Transfer to appropriated retained earnings	-		-	-		-		1,436,494		(1,436,494)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		(1,945)		(11,870)		(13,815)
Dividends declared	-		-	-		-		(526,773)		-		-		-		(526,773)
Equity Taxes (1)				-				(55,732)								(55,732)
Other	-		-	-		-		(78,829)		-		-		-		(78,829)
Balance at June 30,2011	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	6,173,133	COP	735,610	COP	620,282	COP	17,892	COP	8,007,601

Balance at June 30,2011 (U.S. Dollar(2))		USD	78,497		USD	160,322	USD	3,200,156	USD	381,341	USD	321,555	USD	9,275	USD	4,151,145

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1)	See Note 2 (d).

(2)	See note 2 (c)

BANCOLOMBIA S.A.AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
(Stated in millions of Colombian pesos and thousands of U.S. Dollars)
UNAUDITED

			For the six month periods ended June 30,
	2011		2011		2010
	U.S. Dollar(1)

Cash flows from operating activities:
Net income	USD	381,341	COP	735,610	COP	632,234
Adjustments to reconcile net income to net cash used in operating activities		351,103		677,282		769,331
Increase in loans		(3,041,299)		(5,866,696)		(2,888,664)
Increase (Decrease) in deposits and other liabilities		1,786,893		3,446,934		(214,680)
Change in trading investment securities		(1,005,520)		(1,939,659)		4,728
Other		(317,926)		(613,280)		63,551
Net cash used in operating activities	USD	(1,845,408)	COP	(3,559,809)	COP	(1,633,500)

Cash flows from investing activities:
Purchases of investments securities		(522,778)		(1,008,444)		(1,893,610)
Proceeds from investments securities		826,397		1,594,129		1,890,241
Net cash of subsidiaries held for sale not consolidated (2)		(43,079)		(83,100)		-
Purchases of property, plant and equipment		(285,049)		(549,863)		(310,290)
Proceeds from sales of property, plant and equipment		9,116		17,584		26,623
Software purchases under INNOVA project		(24,156)		(46,597)		(38,832)
Net cash used in investing activities		(39,549)		(76,291)		(325,868)

Cash flows from financing activities:
Increase in overnight funds		257,895		497,482		384,362
Increase in interbank borrowings		264,171		509,589		151,900
Placement of long-term debt		1,698,300		3,276,038		409,739
Payment of long-term debt		(176,886)		(341,214)		(493,702)
Dividends paid		(273,079)		(526,773)		(501,688)
Net cash provided by (used in) financing activities		1,770,401		3,415,122		(49,389)

Effects of exchange rate changes on cash and cash equivalents		(90,558)		(174,688)		(169,888)
Decrease in cash and cash equivalents		(205,114)		(395,666)		(2,178,645)
Cash and cash equivalents at beginning of year		3,190,774		6,155,034		7,372,359
Cash and cash equivalents at end of period	USD	2,985,660	COP	5,759,368	COP	5,193,714

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1)	See note 2 (c)
(2)	See note 1

BANCOLOMBIA S. A. AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six month period ended
June 30, 2011 and 2010,
(Stated in millions of Colombian pesos and thousands of dollars)

(1) Organization and Background

Bancolombia S.A. (“the Bank”) is a private commercial bank incorporated under Colombian law on January 24, 1945 and is incorporated until 2044.  On April 3, 1998, Banco Industrial Colombiano S.A. (“BIC”) merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A.  The registered office and business address of Bancolombia S.A. is in Medellin, Colombia.  Bancolombia S.A. and its subsidiaries are defined herein as the Bank.

As for recent amendments to the Bank‘s by-laws’ the most important have been as follows: (i) by means of Public Deed No. 633 drawn up on April 3, 1998 before the Notary Public No. 14 of the Circuit of Medellín, BIC took over Banco de Colombia S.A. which was dissolved without being liquidated, and changed its corporate name to Bancolombia S.A.; (ii) by means of Public Deed No. 3974 drawn up on July 30, 2005 before the Notary Public No. 29 of the Circuit of Medellín the merger between Bancolombia, Conavi and Corfinsura (spin-off) was duly made official. By virtue of this merger, Bancolombia took over the total amount of assets, rights and obligations of Conavi and Corfinsura, which were dissolved but not liquidated; (iii) by means of Public Deed No. 1614 drawn up on March 15, 2007 before the Notary Public No. 29 of the Circuit of Medellín, the main purpose of which was to simplify the workings of its Board of Directors, eliminating alternate members and reducing the number of principal members to nine, (iv) the last amendment was made by means of  public Deed No. 1638  drawn up on March 25, 2011 before the Notary Public No. 29 of Medellín, accordingly,  the members of the Board of Directors of the Bank  was reduced from 9 to 7; the procedures of the General Meeting of Shareholders  was amended to include the designation,  for periods of two (2) years, of the Financial Consumer Defender and his alternate, and the ability to dismiss both freely;  the conflict of interest procedures of the Board of Directors was modified; and  the duties of the President were amended to include  the possibility to create and abolish, subject to compliance with legal requirements, branches and agencies of the Bank in Colombia, as necessary for the development of the corporate objective.

Bancolombia S.A.‘s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business through banking establishments that carry its name and according to all applicable legislation.

Bancolombia S.A also has an agency in Miami, Florida, United States of America.

The condensed consolidated financial statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and other entities in which the Bank holds, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”), except as indicated below in footnote (4). Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

Entity	Location	Business	Participation percentage June 30, 2011	Participation percentage December-2010

Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100	100
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81	98.81
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100	100
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100	100
Compañía de Financiamiento Tuya S.A. (Formerly Compañía de Financiamiento Sufinanciamiento S.A.)	Colombia	Financial services	99.99	99.99
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100	100
Renting Colombia S.A.	Colombia	Operating leasing	100	100
Transportempo S.A.S.	Colombia	Transportation	100	100
Valores Simesa S.A. (1)	Colombia	Investments	67.54	68.75
Inversiones CFNS S.A.S.	Colombia	Investments	100	100
CFNS Infraestructura S.A.S.	Colombia	Investments	100	100
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	98.96	99.00
Todo 1 Colombia S.A.	Colombia	E-commerce	90.08	90.09
Vivayco S.A.S.	Colombia	Investment in Loan Portfolio	75	75
Cobranzas Bancolombia S.A. (Under “Liquidation process”)	Colombia	Technical and administrative Services	100	99.99
Bancolombia Panamá S.A.	Panama	Banking	100	100
Valores Bancolombia Panamá S.A. (Formerly Suvalor Panamá S.A.)	Panama	Securities brokerage	100	100
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100	100
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100	100
Future Net S.A.	Panama	E-commerce	100	100
Banagrícola S.A.	Panama	Investments	99.16	99.16
Banco Agrícola Panamá S.A.	Panama	Banking	99.16	99.16
Banco Agrícola S.A.	El Salvador	Banking	97.34	97.33
AFP Crecer S.A. (2)	El Salvador	Pension fund	-	98.97
Aseguradora Suiza Salvadoreña S.A. Asesuisa (2)	El Salvador	Insurance company	-	96.08
Asesuisa Vida S.A. (2)	El Salvador	Insurance company	-	96.08
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35	97.33
Credibac S.A. de C.V.	El Salvador	Credit card services	97.34	97.33
Bursabac S.A. de C.V.	El Salvador	Securities brokerage	98.89	98.89
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89	98.89
Renting Perú S.A.C.	Perú	Operating leasing	100	100
Capital Investments SAFI S.A.	Perú	Trust	100	100
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Perú	Car Rental	100	100
Leasing Perú S.A.	Perú	Leasing	100	100

Entity	Location	Business	Participation percentage June 30, 2011	Participation percentage December-2010

FiduPerú S.A. Sociedad Fiduciaria (Formerly Fiduciaria GBC S.A.)	Perú	Trust	98.81	98.81
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100	100
Suleasing International USA, Inc.	USA	Leasing	100	100
Bancolombia Caymán S.A.	Cayman Islands	Banking	100	100

The Bank holds the majority voting rights in the following companies: Prosicol E.U, Urbanización Sierras del Chicó Ltda. and Chicó Oriental No.2. Ltda. which were not included in the Consolidated Financial Statements due to the fact that these companies are either being wound up, subject to litigation proceedings or are currently in a non-productive stage. See note (9) Commitments and Contingencies.

(1)	Repurchase of shares.
(2)
On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sold to Protección S.A. the equivalent of 99.99% of its shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 103,000 as payment for the shares. As of June 30, 2011, the transaction was pending approval by the respective authorities in Colombia and in El Salvador.

Additionally, On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of their shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. Banagrícola S.A. and InversionesFinancieras Banco Agrícola S.A. will receive a total of USD 98,000 as payment for the shares.

As of June 30, 2011, the aforementioned transactions were pending approval by the respective authorities in Colombia and in El Salvador but according to Colombian accounting rules the entities have been deconsolidated since January 1, 2011 and the net investments in these entities are showed in the balance sheet as investment held for sale. See Note 12) Subsecuent events.

The summarized assets, liabilities and results of operations, of these subsidiaries at Decemeber 31, 2010 and for the six months period ended June 2010, as follows

	December 31, 2010
Assets
Cash and cash equivalents	COP	98,438
Account receivable		61,275
Other Assets		70,581
Total Assets		230,294

Liabilities
Accounts Payable		26,255
Other Liabilities		77,217
Total Liabilities		103,472

	June 30, 2010
Statement of operation
Insurance income		112,308
Commissions income		48,705
Interest income		2,768
Other income		582
Total operating income		164,363
Operating expenses		136,702
Other operating income		1,252
Other operating expenses		806
Income tax		5,872
Net Income		22,235

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

For the preparation and disclosures of financial statements, the Bank follows generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required by Colombian GAAP.

Intercompany operations and balances are eliminated upon consolidation.

The results of interim periods are not necessarily indicative of results of the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with Bancolombia audited financial statements as of December 31, 2010 and 2009, and for years ended December 31, 2010, 2009 and 2008 (the “Audited annual consolidated financial statements”).

Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such adjustments include, for example, appropriate estimated allowance for loan losses, valuation of investments and derivatives, amortizations and depreciations, provisions for contingencies, among others.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in Colombia and United States of America.

(b) Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are converted to pesos using the exchange rate applicable at the end of the period (except equity accounts which are translated at the historical exchange rate). The exchange rate at June 30, 2011 and December 31, 2010 was COP 1,772.32 and COP 1,913.98 per US$ 1, respectively and the exchange rate at December 31, 2009 was COP 2,044.23 per US$1. For the income accounts the average exchange rate for the six months periods ended June 30 2011 and June 30, 2010 were COP 1,838.79 and COP 1,947.57 per US$ 1, respectively. Exchange differences   originated in balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the line “Others” of the Consolidated Statements of Stockholders’ Equity and the exchange differences originated in the Condensed Consolidated Statements of Operations accounts are recorded as “Foreign exchange gains (loss)” in the line “Other operating income” of the Condensed Consolidated Statements of Operations.

Transactions in foreign currency

Transactions and balances in foreign currency are converted by the Bank and its Subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at June 30, 2011 and June 30, 2010 are those stated above.

Exchange rate differences arising from adjustments and remeasurement of assets and liabilities denominated in foreign currency are recorded in the condensed consolidated statements of operations.

(c) Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 1,929.01 per US$ 1, which is the exchange rate as of the most recent interim financial information published that covers a more current period, calculated on September 30, 2011, by the Superintendency of Finance.

This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.

(d) Policy for new equity taxes

Since 2007 Colombian tax regulations require companies pay annually a special tax defined as “Equity tax”, additionally to the income tax, calculated on their net assets established under tax basis as of January 1 of each year at the tax statutory rate of 1.2%. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annually installments in four years without interest.  The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 446,052, which, in accordance with accounting rules in Colombia was recorded as a deferred asset to be amortized one portion against stockholder equity and other portion to income on a straight line basis during the four years. As of June 30, 2011, the Bank has amortized COP 55,732 against equity and COP 7,970 in results, included in the line “Administrative and other expenses” of the Consolidated Condensed Statements of  Operations.

(3) Investment Securities

Investments in trading securities consisted of the following:

	June 30, 2011		December 31, 2010

Investment Securities

Trading Securities	COP	4,561,866	COP	2,487,601
Available for sale Securities		2,118,541		2,439,511
Held to maturity Securities		3,550,836		3,748,650
Total investment securities, net	COP	10,231,243	COP	8,675,762

	June 30, 2011		December 31, 2010

Trading Securities

Colombian peso denominated:
Colombian government	COP	2,486,666	COP	1,599,651
Government entities		62,444		34,493
Financial institutions		528,859		455,791
Corporate bonds		83,005		110,176
Equity securities		268,145		246,972
Total Colombian peso denominated		3,429,119		2,447,083

Foreign currency denominated:
Colombian government		59,784		22,214
Foreign governments(1)		1,062,261		2,401
Government entities		595		4,800
Financial institutions		4,478		147
Corporate bonds		215		860
Equity securities		14,721		19,163
Total foreign currency denominated		1,142,054		49,585
Total trading securities		4,571,173		2,496,668
Allowance for trading securities		(9,307)		(9,067)
Total trading securities, net	COP	4,561,866	COP	2,487,601

(1)	Investments in Foreign government grew COP 1,059,860, mostly due to an increase in securities issued by U.S. Department of the Treasury for COP 1,041,755.

The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 3.05% and 3.67% for June 2011 and December 2010, respectively.

Investments in available for sale securities consisted of the following:

Available for sale - Debt securities	June 30, 2011		December 31, 2010

Colombian peso denominated:
Colombian government	COP	70,724	COP	78,107
Financial institutions		822,334		1,048,193
Other		1,093		3,192
Total Colombian peso denominated		894,151		1,129,492

Foreign currency denominated:
Colombian government		61,154		89,268
El Salvador Central Bank		136,639		164,493
Government entities(1)		81,437		86,802
Foreign governments		378,814		509,335
Financial institutions		187,823		147,493
Corporate bonds		39,808		56,186
Other		42,765		62,882
Total foreign currency denominated		928,440		1,116,459
Total Available for sale - Debt securities		1,822,591		2,245,951
Valuation allowance for available for sale debt securities		(19,634)		(34,983)
Total available for sale - Debt securities, net	COP	1,802,957	COP	2,210,968
Available for sale – Equity securities		315,584		228,543
Total available for sale securities, net	COP	2,118,541	COP	2,439,511

(1)
This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the government of El Salvador.

The Bank sold COP 969,809 and COP 2,198,192 of available for sale securities during the periods ended June 30, 2011 and December 31, 2010, respectively.

	Participation Percentage at June 30, 2011	June 30, 2011	Participation Percentage at December 31, 2010	December 31, 2010

Available for sale - equity securities

AFP Crecer S.A.(1)	98.97%	39,333	98.97%	-
Aseguradora Suiza Salvadoreña S.A.(1)	96.08%	31,573	96.08%	-
EPSA S.A. ESP	1.96%	62,343	1.96%	62,343
Todo Uno Services	47.72%	42,222	47.72%	45,597
Bolsa de Valores de Colombia	4.68%	52,723	8.38%	41,194
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	23.44%	28,863	23.44%	22,102
Inversiones Inmobiliaria Arauco Almeda(2)	45.00%	20,657	45.00%	20,657
Titularizadora Colombiana S.A.	21.25%	14,743	21.25%	17,308
Promotora La Alborada	0.00%	-	3.33%	14,001
Urbanización Chico Oriental No. 2 Ltda.(3)	86.45%	7,848	86.45%	7,848
Concesiones CCFC S.A.	25.50%	7,223	25.50%	7,223

	Participation Percentage at June 30, 2011	June 30, 2011		Participation Percentage at December 31, 2010	December 31, 2010
Concesiones Urbanas S.A.	33.33%		5,590	33.33%		5,591
Cadenalco S.A. Titularización	3.33%		5,111	3.33%		5,106
Deposito Centralizado de valores de Colombia Deceval S.A.	13.59%		4,738	13.59%		4,738
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Banco Latinoamericano de exportaciones BLADEX S.A.	0.27%		1,720	0.27%		1,786
Other			19,463			13,293
Total equity securities			348,546			273,183

Valuation allowance for equity securities			(32,962)			(44,640)
Total equity securities, net		COP	315,584		COP	228,543

(1)	See footnote (2) in Note 1.
(2)
During the period ended in December 2010, the payments in advance that Banca de Inversión, the Bank’s investment banking unit, made to Inversiones Inmobiliarias Arauco Alameda S.A. for COP 20,657 were formalized, with the corresponding stock issuance.

(3)	Urbanización Chico Oriental No.2 Ltda is not consolidated as indicated in Note 2(a).

Investments in held to maturity securities consisted of the following:

	June 30, 2011		December 31, 2010
Held to Maturity Securities

Colombian peso denominated:
Colombian government	COP	466,693	COP	479,404
Government entities		1,008,339		976,891
Financial institutions		1,363,389		1,475,318
Corporate bonds		5,845		5,883
Total Colombian-Peso denominated		2,844,266		2,937,496

Foreign currency denominated:
El Salvador Central Bank		497,892		587,196
Government entities		155		195
Foreign governments		23,328		45,845
Financial institutions		113,930		114,721
Other		74,263		64,874
Total foreign currency denominated		709,568		812,831
		3,553,834		3,750,327
Valuation allowance for Held to Maturity securities		(2,998)		(1,677)
Total Held to Maturity securities, net	COP	3,550,836	COP	3,748,650

The following table summarizes the maturities and weighted average nominal yields if the Bank´s investment securities as of June 30, 2011:

	As of June 30, 2011
	Maturity less than 1 Year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity More Than 10 Years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield % (2)	Balance(1)	Yield % (2)	Balance(1)	Yield % (2)	Balance(1)	Yield %(2)
	(COP million, except yields)
Securities issued or secured by: Foreign currency-denominated:

Colombian Government	30,846	1.98%	55,804	3.02%	33,712	4.02%	576	6.11%	120,938	3.05%
El Salvador Central Bank	547,489	0.23%	87,042	2.34%	-	-	-	-	634,531	0.52%
Other government entities	-	-	9,231	2.91%	22,664	3.53%	50,292	2.83%	82,187	3.04%
Other financial entities	21,933	2.66%	204,755	3.79%	79,543	5.44%	-	-	306,231	4.14%
Foreign governments	202,086	2.72%	558,385	1.39%	658,043	2.17%	27,324	6.65%	1,445,838	2.03%
Others	4,115	2.00%	10,469	3.47%	141,399	6.72%	-	-	155,983	6.37%
Subtotal	806,469	0.99%	925,686	2.15%	935,361	3.24%	78,192	4.19%	2,745,708	2.24%

Securities issued or secured by Peso-denominated

Colombian Government	180,366	4.17%	852,340	5.82%	19,548	8.75%	3,185	7.76%	1,055,439	5.60%
Other government entities	1,054,810	0.71%	12,094	5.87%	3,879	6.92%	-	-	1,070,783	0.79%
Other financial entities	150,518	5.01%	196,122	6.01%	773,263	4.87%	321,196	11.87%	1,441,099	6.60%
Others	7,195	6.34%	42,488	7.28%	35,473	7.47%	3,451	9.37%	88,607	7.36%
Subtotal	1,392,889	1.66%	1,103,044	5.91%	832,163	5.08%	327,832	11.80%	3,655,928	4.63%

Securities issued or secured by UVR-denominated

Colombian Government	272,894	3.03%	1,638,535	3.77%	39,971	6.60%	17,244	4.43%	1,968,644	3.73%
Other financial entities	71,884	3.98%	44,896	5.97%	387,714	7.17%	758,021	10.25%	1,262,515	8.79%
Subtotal	344,778	3.23%	1,683,431	3.83%	427,685	7.11%	775,265	10.12%	3,231,159	5.71%
Total (COP)	2,544,136		3,712,161		2,195,209		1,181,289		9,632,795

(1) Amounts are net of allowances for decline in value which amounted to COP 31,938 million in June 2011.
(2) Yield was calculated using the internal return rate (IRR) as of June 30, 2011.

(4) Loans and Financial Leases

Loan portfolio and financial lease contracts were classified in accordance with the provisions of the Superintendency of Finance as follows:

June 30, 2011

Rating	Mortgage		Commercial		Consumer		Small loans		Financial leases		Total

"A" Normal Risk	COP	3,880,158	COP	31,252,358	COP	8,577,738	COP	232,451	COP	5,847,159	COP	49,789,864
"B" Acceptable Risk		97,728		676,391		309,805		8,039		171,889		1,263,852
"C" Appreciable Risk		53,012		439,120		137,350		6,466		136,816		772,764
"D" Significant Risk		37,386		533,029		201,921		5,609		114,726		892,671
"E" Unrecoverable		75,303		265,995		129,261		14,499		44,620		529,678
Total loans and financial leases(1)	COP	4,143,587	COP	33,166,893	COP	9,356,075	COP	267,064	COP	6,315,210	COP	53,248,829
Allowance for loans losses		(199,429)		(1,442,535)		(598,669)		(26,049)		(272,419)		(2,539,101)
Loans and financial leases, net	COP	3,944,158	COP	31,724,358	COP	8,757,406	COP	241,015	COP	6,042,791	COP	50,709,728

December 31, 2010

Rating	Mortgage		Commercial		Consumer		Small loans		Financial leases		Total
“A” Normal	COP	3,070,146	COP	28,873,068	COP	7,391,320	COP	222,455	COP	5,357,198	COP	44,914,187
“B” Acceptable		97,124		929,599		313,562		8,198		240,315		1,588,798
“C” Appreciable		62,126		337,637		131,836		5,519		69,783		606,901
“D” Significant		40,002		594,824		232,909		6,034		140,520		1,014,289
“E” Unrecoverable		73,483		257,275		107,548		12,876		25,733		476,915
Total loans and financial leases(1)	COP	3,342,881	COP	30,992,403	COP	8,177,175	COP	255,082	COP	5,833,549	COP	48,601,090
Allowance for loans losses		(190,201)		(1,465,318)		(559,791)		(24,269)		(269,634)		(2,509,213)
Loans and financial leases, net	COP	3,152,680	COP	29,527,085	COP	7,617,384	COP	230,813	COP	5,563,915	COP	46,091,877

(1) Includes loans funded by development banks for COP 883,340 and COP 998,775 as of June 30, 2011 and December 31, 2010 respectively, which are pledged as collateral of the obligations with these banks.

(5) Other assets, net

Other assets, net, as of June 30, 2011, and December 31, 2010, consisted of the following:

	June 30, 2011		December 31, 2010

Customers’ acceptances and derivatives	COP	1,046,411	COP	784,888
Interest accrued on loans and financial leases, net of allowances (1)		364,516		317,532
Accounts receivable, net of allowances		761,779		797,715
Property, plant and equipment, net of allowances		1,444,712		1,174,625
Premises and equipment under operating leases, net of allowances		1,119,393		1,006,108
Foreclosed assets, net of allowances		56,450		70,277
Prepaid expenses and deferred charges, net of amortizations (2)		784,297		319,864
Goodwill		672,169		750,968
Assets to place in lease contracts		971,072		826,071
Other assets		471,981		359,906
Reappraisal of assets		763,793		764,529
Total other assets, net	COP	8,456,573	COP	7,172,483

(1) Total interests accrued on loans are net of allowance for COP 40,925 and COP 38,952, as of June 30, 2011, and December 31, 2010, respectively.
(2) Include deferred equity taxes for an amount of COP 405,763_(see Note 2)

(6) Long-Term Debt

Companies are authorized by the Superintendency of Finance to issue or place ordinary bonds or general unsecured bonds.

Long-term debt consists of bonds issued by Bancolombia S.A. (and its subsidiaries), Banco Agrícola S.A., Leasing Bancolombia, TUYA S.A. and Renting Colombia S.A.

June 30, 2011
Issuer	Currency	Issued		Balance		Rate
Bancolombia S.A.	Local	COP	1,934,541	COP	1,934,541	4.3% - 12.6%
Bancolombia S.A. (1)	Foreign	USD	2,540,000		4,501,693	4.2% - 7.0%
Leasing Bancolombia S.A.	Local	COP	1,720,000		1,399,518	4.8% - 9.4%
Banco Agricola S.A.	Foreign	USD	400,000		357,175	2.6% -3.2%
Renting Colombia S.A.	Local	COP	129,638		129,628	IPC(2) + 2%-5.8%, DTF(2) +3%, 9.1%
Tuya S.A.	Local	COP	64,500		64,510	IPC+2%
Total Long term debt				COP	8,387,065

(1)
On January 5, 2011, the bank announced that it priced US$520 million in aggregate principal amount of its Senior Notes due 2016. The senior notes have a 5-year maturity and a coupon of 4.25%, payable semi-annually on January 12 and July 12 of each year, beginning on July 12, 2011. The transaction closed on January 12, 2011.

Also, on May 24, 2011the Bank announced that it  priced US$1 billion in aggregate principal amount of its Senior Notes due 2021. The senior notes have a 10-year maturity and a coupon of 5.95%, payable semi-annually on June 3 and December 3 of each year, beginning on December 3, 2011. The transaction closed on June 3, 2011.

(2)	IPC = Indice de Precios al Consumidor (Consummer Index Price); DTF = Tasa Depositos a Término Fijo (Fixed Rate Deposits)

December 31, 2010
Issuer	Currency	Issued		Balance		Rate
Bancolombia S.A.	Local	COP	3,498,860	COP	2,110,627	4.3% - 10.7%
Bancolombia S.A.	Foreign	USD	1,020,000		1,952,260	6.2% - 6.9%
Leasing Bancolombia S.A.	Local	COP	1,352,969		967,803	4.7% - 9.4%
Banco Agricola S.A.	Foreign	USD	490,000		434,048	3.2% - 5.0%
Renting Colombia S.A.	Local	COP	235,190		199,138	6.5% - 10.0%
Tuya S.A.	Local	COP	54,500		54,500	5.10%
Total Long term debt				COP	5,718,376

The scheduled maturities of long term-debt at June 30, 2011 are as follows:

2011	COP	378,836
2012		633,686
2013		770,340
2014		399,831
2015		184,296
2016		1,150,616
2017 and thereafter		4,869,460
	COP	8,387,065

(7) Other liabilities, net

Other liabilities as of June 30, 2011, and December 31, 2010, are as follows:

	June 30, 2011	December 31, 2010

Bank acceptances outstanding and derivatives	840,863	645,374
Accounts payable	1,920,536	1,696,201
Accrued interest payable	319,721	296,580
Other liabilities	570,210	689,426
Accrued expenses	807,135	283,047
Total liabilities	4,458,465	3,610,628

(8) Memorandum accounts

Memorandum accounts were composed of the following

	June 30, 2011		December 31, 2010
Trust:
Investment funds received under management agreements	COP	70,611,508	COP	58,268,681
Commitments:
Derivatives (nominal value)		24,047,205		22,610,690
Unused credit card limits		7,947,103		8,052,833
Issued and confirmed letters of credit		1,749,196		1,686,971
Bank guarantees		1,244,105		1,511,172
Uncommintted lines of credit		862,432		865,377
Nation account payable (546 Law)		17,723		22,444
Insurance		-		47,573,300
Other		3,473,125		3,869,356
Total		109,952,397		144,460,824
Other memorandum accounts:
Memorandum accounts in favor:
Tax value of assets		55,678,978		52,006,460
Future lease payment receivables under lease contracts		8,448,714		7,537,849
Assets and securities given in custody		6,844,969		7,993,120
Trading investments in debt securities		3,830,446		1,944,290
Investments held to maturity		2,838,184		2,948,105
Assets and securities given as collateral		2,494,271		2,638,014
Written-off assets		2,447,763		2,760,740
Investments available for sale in debt securities		1,220,705		1,469,400
Remittances sent for collection		325,534		317,416
Other memorandum account receivable		22,223,235		23,247,584
Total		106,352,799		102,862,978
Memorandum accounts against:
Assets and securities received as collateral		40,129,929		35,836,448
Loans financial and operating leases classified by credit risk		48,295,942		49,847,113
Tax value of shareholders´ equity		7,738,399		8,735,644
Qualification financial leasing		6,365,235		5,884,974
Assets and securities received in custody		5,784,088		5,807,245
Other memorandum account payable		30,047,668		22,591,691
Total		138,361,261		128,703,115
Total memorandum accounts	COP	354,666,457	COP	376,026,917

(9) Commitments and Contingencies

At June 30, 2011, the details of our contingencies were as follows:

THE PARENT COMPANY

a)	Contingencies Covered by FOGAFIN:

During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998) which was completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date of the stock purchase which were claimed within  five  years after the stock purchase. Fogafin’s guarantee covers eighty percent (80%) of the first COP 10,000, not considering allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

At June 30 of 2011, the civil contingencies covered by Fogafin’s guarantee amounted to approximately COP 173, with allowance at the same date amounting to COP 171.

b)	Legal Processes

At June 30 of 2011, several ordinary civil complaints, class actions and civil actions were filed against the Bank, as part of penal and executive proceedings, claiming approximately COP   281,613, for which provisions were recorded totaling COP 4,777.

Contingencies against the Bank greater than COP 5,000, as of June 30, 2011, are:

Proceeding	Actual		Provision		Probability
Consituticional public interest action Jose Reinaldo Bolaños	COP	88,500	COP	-	Reasonably possible
Inversiones C.B.S.A		40,806		-	Remote
Carlos Julio Aguilar and others		30,210		-	Reasonably possible
Constitucional public interest filed by Maria del Rosario Escobar Girona against the Public Defender´s Office and Bancolombia		25,500		-	Remote
Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez		9,635		-	Remote
Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila		5,784		-	Remote
Others (less than COP 5,000)		81,178		4,777	(Remote except COP 4,777)
Total	COP	281,613	COP	4,777

The above proceedings are outlined below:

Constitutional public interest action filed by Jose Reinaldo Bolaños:

The plaintiffs argue that, several financial institutions, including Bancolombia have illegally charged amounts not due through illegal capitalization of interest in connection with the agreements to restructure public debt by the municipality of Santiago de Cali, signed in accordance with the fiscal and financial relief law.

The plaintiffs alleged breach by the financial institutions of collective rights relating to administrative morality and the protection of public heritage of the municipality,  as well as the norms relating to  charging of  interest.

They claim that the financial institutions should reimburse the amounts charged in excess and, as such Bancolombia should pay  COP 88,491

In July 2011, the public interest conciliation hearing took place without an agreement being reached.

As of August 2, 2011 the request and decree for the review and practice of evidence is still pending.

Inversiones C.B. S.A.

In 1997, Conavi granted a loan of COP 6,000 to Inversiones C.B S.A. for the purpose of building a real estate project. This loan was scheduled to be paid to the borrower in periodic installments based on the progress of the project, this amongst other terms and conditions.

Given the fact that construction work grounded to a halt and the builder fell into arrears, Conavi suspended the payments of the loan, which in the opinion of the plaintiffs gave rise to consequential damages.  The claim filed by the plaintiffs states that the Bank must pay Inversiones C.B S.A. certain sums of money including loss of profits and corresponding interest, the opportunity cost of capital, the value of the project's liabilities as well as the effects of inflation.

This contingency is considered to be remote, since the Parent Company made the periodic installments on the loan according to the terms and conditions agreed upon, and the plaintiffs were at fault in assigning the funds, and other external causes such as the project's lack of feasibility and the crisis prevailing within the construction sector. All of the aforementioned contributed to the failure of the project in question.

In August 2010, a favorable ruling in the first instance was granted to the Bank, which was later appealed by the plaintiff. There is no decision yet with regard to the appeal At present the case is pending judgement in the second instance. Final arguments were presented on February 16, 2011. The case is ready to issue a judgment.

Carlos Julio Aguilar and others.

This popular action was filed by the plaintiff arguing that the restructuring of the financial obligations on the part of the Department of Valle and the performance plan signed by said plaintiff allegedly violates the collective rights of public morality and the Department’s heritage.  Evidence was being heard for this action but was suspended due to the amount of proceedings that had accumulated. Therefore it shall be heard in conjunction with another popular action filed by Carlos Aponte based on this same alleged grievance.  Currently the case is pending  the presentation of expert opinion testimony with regard to the amount of interest charged to the Department of Valle by the different banks involved. This process is ready for the issue of judgement.

Consitutional public interest action filed by Maria del Rosario Escobar Girona against the Public Ombudsman´s Office and Bancolombia.

This suit is based on an alleged infringement of collective rights and interests relating to administrative morality and the defense of public finances, as a result of the alleged failure to pay on the part of the Bank  an amount the Bank was order to pay in a class action suit filed by Luis Alberto Durán.

On September 10, 2009, the Administrative Court No. 42 of Bogota - Fourth Section held a public interest conciliation hearing in connection with the aforementioned case.

The plaintiff alleged breach by the Bank of collective rights and interests regarding administrative morality and the defense of public property in connection with its failure to pay amounts due under certain arbitral proceedings.

The defendants were notified and the Bank responded to the lawsuit on October 23, 2009. On February 18, 2010, the public interest conciliation hearing failed.

On March 11, 2010 the time allotted for producing evidence was opened.

In September 2010, a conflict of jurisdiction was presented to Administrative Court No. 42 of Bogotá arguing the court’s lack of jurisdiction to hear this Constitutional action. This conflict of jurisdiction was resolved by the Tribunal Administrativo de Cundinamarca in a decision dated September 23, 2010, according to which the Administrative Court No. 42 of Bogota must hear this Constitutional action.

On February 10, 2011, the Administrative Court No. 42 of Bogota held a new public interest conciliation hearing in connection with the aforementioned case.

On February 10, 2011, a new public interest conciliation hearing was held, in which a plan of agreement approved by the plaintiff, la Defensoría del Pueblo and the General Attorney's office was presented.

On February 22, 2011, the judge did not approve the plan of agreement presented by the plaintiff, la Defensoría del Pueblo and the General Attorney's office on February 10, 2011.

On February 28, 2011, the Bank and la Defensoría del Pueblo presented an appeal (recurso de reposición y subsidiariamente de apelación) against the decision made by the judge on February 22, 2011. The case is pending a notice of appeal.

Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez.

Plaintiffs alleged the liability of CONAVI for damages caused by issuing certificates containing false statements, which mislead a judicial public official. This fact caused pretrial detention and a order  in two instances, to collat evidence relating to criminal investigations of theft and criminal restraint,  against Jose Vicente Katarain Velez.

In addition, the plaintiffs requested payment of interest on damages the period between causation and the moment of full payment, and an order causing the defendant to pay of court costs. Interest is claimed at the maximum rate authorized by the Banking Superintendency (now the Superintendency of Finance) The plaintiff basis his request in the following articles of the Civil Code: 1494, 1613, 1614, 1615, 2341, 2343 paragraph 1, subsection 1, 2356 and 2358.

Mr. Velez was investigated on charges of theft and criminal restraint. In 1992, the Prosecutor officiate CONAVI to furnish information relating to the transactions made in the bank account from which Jose Vicente Katarain would have withdrawn money.

One of the statements of CONAVI contained an erronious date, which , did not match with the date stamped on the receipt of retirement.

The plaintiff alleges that this statement caused economic losses to him and to the Editorial Oveja Negra.

The erroneous statement could have been avoided easily by reading of the documents attached to the report. In our opinion, the error in the statement was not the determining cause of the development of criminal investigations. A factor against CONAVI is that the statement sent certified a wrong date.

In the ruling in the first instance the judge dismissed the claims and order to pay court costs of the plaintiff, this decision was appealed. The investigation is in the Tribunal Superior de Medellin (the “Superior Court”) and has not been decided. On March 14, 2011 a notice of the ruling of the appeals court was received. This ruling confirms the decision in the first instance, which is favorable to the Bank's interests. On March 24, 2011 the legal representative of the plaintiff filed an appeal before the Supreme Court of Justice.

Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila

Alleged damages as a result of debits to the applicant’s accounts in 1995 and 1996. The ordinary lawsuit is related to the acts of the Office of Unicentro of the former BIC (now known as Bancolombia S.A.). Currently, the investigation is in the evidentiary stage, pending for the testimony requested by the Bank. As of June 30, 2011 the evidentiary production remains pending because it was decided to dismiss of the dismissal of  oral evidence due to the fact that they were former employees of the Bank due to the fact that some of them may be difficult to locate.

Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda.

According to the terms and conditions contained in a guarantee agreement for contingent liabilities entered into by the Parent Company and the Fondo Nacional de Garantías FOGAFÍN (the Colombian National Guarantee Fund) on January 18, 1994, said Fund called for an arbitration panel to be set up  in order for the Parent Company to relinquish the rights held by the former Banco de Colombia in the companies Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda. at June 30, 1993.

The Arbitration Panel ruled in favor of FOGAFIN in an award issued on October 21, 2010. The Bank then filed an appeal to revoke the award and requested that compliance with the award be suspended. Both the appeal and such request are being heard by the Third Section of the State Council. The Bank has paid the amount it was ordered to pay in the award. The case is pending of the issue of judgement by the Procuraduria.

c) DIAN

Special Requirement

On December 27, 2007, the Bank received a notice from the Tax Administration of Medellin (“Administración de Impuestos de Medellin”) regarding the income tax (“impuesto de renta”) for the year 2006, in which the amount of COP 30,390  is at issue and a proposed fine of COP 48,623 is discussed.

On September 23, 2008, the aforementioned tax authorities issued an official tax settlement.

On October 15, 2009, a ruling was given on the appeal regarding the officially revised tax settlement, in which DIAN (the Colombian Tax Authorities) accepted part of the disputed tax amount and fine. Now only COP 20,137 in tax as well as a fine of COP 21,696, remains in dispute.

On March 15, 2010, the Bank filed a motion to vacate and re-establish its rights, as well as the officially reviewed tax settlement dated September 23, 2008. This motion was granted on June 22, 2010.
In April 2011, the judge appointed as rapporteur issued an order denying the accounting inspection requested.

The Bank and its tax advisors consider that the tax return filed for this period was drawn up in compliance with all applicable legislation.

The provision recorded for this contingency amounts to COP 38,543.  This contingency is considered reasonably possible.

Request issued in 2008 by the Tax and Customs Agency of the municipality of Medellin

On June 23, 2011, the Bank received a request by the Tax and Customs Agency of Medellin in connection  with the income tax corresponding to the fiscal year 2008, by mean of which the Tax and Customs Agency imposed a fine of  de COP25,675 against the Bancolombia.

The Bank is currently considering the appropriate course of action.
Municipalities

Industry and Commerce Tax corresponding to 2006

This dispute relates to the increase in the Industry and Commerce tax base with regard to returns corresponding to the savings section.

Special  requirement  was issued on September 23, 2008 by the Bogotá District Council for the second two-month period of 2006 stipulating COP 2,937 in tax owing and a fine of COP 4,863.

This requirement was contested on December 19, 2008, requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

A resolution in this regard was issued on January 25, 2010, confirming the decision contained in the officially reviewed tax settlement. The Bank filed appeals against Resolutions issued in 2009 and 2010 on Jun 25, 2010.

The provision recorded for this contingency amounts to COP 6,388. This contingency is remote. According to Colombian GAAP, provisions for contingencies must be set up for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

On november 27, 2008 a special requerement was received for the third, fourth, fifth and sixth bi-monthly periods of 2006. This requirement stated an amount of COP 5,236 in tax owing and a fine of COP 8,377. This requirement was subsequently contested requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

On April 21, 2009, the Bogota District Council replied to the appeal against the officially reviewed tax settlement, reducing the claimed amounts to COP 1,228 in tax owing and a fine of COP 1,964.

On June 24, 2009 an appeal was filed and on June 17, 2010, the appeal was denied, therefore the claim was filed.

On May 26, 2011 closing arguments were filed.

As of June 2011decision of first instance remains pending.

The provision for this contingency amounts to COP 2,659. This contingency is considered remote. According to Colombian GAAP, provisions for contingencies must be recorded for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

Industry and Commerce Tax corresponding to 2007

This dispute related to the increase in the Industry and Commerce tax base with regard to returns corresponding to savings:

On September 28, 2009 the Bogotá City Council issued a special requirement for the second bi-monthly period of 2007, stating an amount of COP 347 in tax owing and a fine of COP 556. This requirement was subsequently contested on December 28, 2009 and in April 2010 the Bank received the officially reviewed tax settlement which was subsequently contested on June 16, 2010.

On November 25, 2009, a special requirement was received from the Industry and Commerce tax authorities for the third bi-monthly period of 2007, claiming COP 243 in tax owing and a fine of COP 388. The Bank contested this on February 25, 2010, to which an officially reviewed tax settlement was received on June 4, 2010 to which the Bank lodged an appeal for review on August 4, 2010.

On January 28, 2010, a special requirement was received from the Industry and Commerce tax authorities for the fourth, fifth and sixth bi-monthly periods of 2007, claiming COP 155 and COP 248 in tax owing. The Bank contested this on April 28, 2010, to which an officially reviewed tax settlement was received on May 28, 2010. Consequently, the Bank lodged an appeal for review on July 21, 2010.

Industry and Commerce Tax corresponding to 2008

Notices were issued to reconsider the Industry and Commerce’s taxable income for the year 2008 related to saving section:

On July 28, 2010, a notice was received for the first two months period of 2008.  This notice stated an amount of COP 994 in tax owing and a fine of COP 1,591.

On September 24, 2010, a notice was received for the second, third, fourth, fifth and sixth two months period of 2008.  This notice stated an amount of COP 3,049 in tax owing and a fine of COP 4,878. The answer to the especial requirement was given on December, 2010.

On February 17, 2011  the settlement  of  review was received ,accordingly, an appeal  dated April 15, 2011 was filed.

Industry and Commerce Tax corresponding to 2009

On June 24, 2011, a notice was received for the first four months period of 2009. On July 28, 2011, a special requirement was received for the first bimester of 2009, which include a tax claims for an amount of COP 892 and sanctions for an amount of COP 1,427.

Pro Senior Citizen Stamp Tax for fiscal years 2005 and 2006

On June 24,  2008 two official review settlements Nos. 001-08 and 002-08 were received for the third, fourth, fifth and sixth bi-monthly periods of 2005 as well as the first, second, third and fourth bi-monthly periods of 2006, respectively, from the Barranquilla District Council, disputing a stamp tax of COP 113 and issuing a fine of COP 182.

On October 23, 2008, proceedings were filed to revoke and re-establish rights with regard to the official review settlements; the claim lodged for the fiscal year 2005 was admitted and is now underway.

The claim for fiscal year 2006 is still being admitted; an appeal was filed before the Contentious-Administrative Tribunal and is still pending admission.

The provision recorded for this contingency with regard to the Industry and Commerce tax return come to COP 275. This contingency is considered remote.  According to Colombian GAAP, provisions for contingencies must be recorded for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

Pro Senior Citizen Stamp Tax for fiscal year 2007

On July 1, 2008 special requirement No. 0123-08 was received for the fifth and sixth bi-monthly periods of 2006 and the first, second, third, fifth and sixth bi-monthly periods of 2007; from the Barranquilla District Council, disputing a stamp tax of COP 91 and issuing a fine of COP 146.

On September 18, 2008 the Parent Company contested this special requirement based on the same terms on which it filed proceedings to revoke and reestablish the right for the bi-monthly periods of 2005 and 2006.

On June 9, 2009, proceedings were filed to revoke and re-establish rights with regard to the special requirement. This was duly admitted and notice is being served. The expense corresponding to these proceedings were paid in April 2010.

The provision recorded for this contingency with regard to the Industry and Commerce tax return come to COP 188. This contingency is considered remote.. According to Colombian GAAP, provisions for contingencies must be recorded for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

SUBSIDIARIES

In its normal course of business, the Bank and its subsidiaries are involved in lawsuits or legal proceedings that are filed by various interested parties. These actions are normally claims relating to commercial law or current tax regulations. In some cases, these actions are based on monetary claims for matters that are ascribed to the Bank and its subsidiaries.

BANCO AGRICOLA S.A.

As of June 30, 2011, Banagrícola has the following judicial or administrative litigations:

In 2007, a claim for damages was filed before the Fifth Commercial Court of San Salvador against the Bank for its alleged responsibility in handling executive commercial proceedings filed by the Bank against a client in 1989. The amount claimed totaled USD 220,000. The Bank filed an action for the enforcement of its rights before the Civil Division of the Supreme Court of Justice requesting that the case be heard before a Civil Court Judge. On December 5, 2008, the Supreme Court of Justice ruled that there were grounds for the action for the enforcement of rights as requested by the Bank. On December 15, 2008, the Fifth Commercial Court of San Salvador ruled that there was a jurisdictional exception and it upheld the right of the plaintiff to file his complaint before a court of competent jurisdiction. Formal notice of such was given to the Bank on January 6, 2009.

On December 8, 2009, notice was given to the Bank of a lawsuit filed against it before the Second Civil Court of San Salvador, which consisted of summary indemnity proceedings claiming damages, both material as well as pain and suffering for USD 284,470 and USD 5,000, respectively. This suit is similar to the above mentioned claim for damages filed against the Bank. On December 11, 2009, the Bank contested this suit refuting the claims therein contained . In compliance with that stipulated by the Superintendency of the Financial System, the Bank has duly disclosed these proceedings; however, according to the opinion given by the Bank‘s legal counsel, dated July 7, 2011, the Bank has sufficient grounds on which to successfully defend itself against the corresponding claims, and the possibility of losing this case is considered remote.

LEASING BANCOLOMBIA S.A.

Contingencies on claims filed against the Company greater than COP 5,000 at June 30, 2011, are broken down as follows:

Name of the process	Initial Amount		Current amount		Contingency Rating
Aura Rosinda Ospina Avendaño(1)	COP	4,845	COP	5,021	Remote

(1)
This proceeding corresponds civil liability claims on traffic accidents for which, according to the experience and supporting evidence in the relevant case law on the part of our defense attorneys, the possibility of a ruling being given against us is remote and therefore the risk is low.   The amount claimed in these proceedings could be high, based on the moral damages normally awarded to this type of accident in the case of deaths or the amount of victims.

FIDUCIARIA BANCOLOMBIA S.A.

As a part of its normal business operations, Fiduciaria Bancolombia entered into agreement consortium with other trust companies to manage the resources of Fosyga., a trust created by the Colombian government to administer  funds dedicated to providing health benefits of the Colombian people. Such contract, after being extended, ended in September 2011 and the consortium is currently in the process of liquidating the contract. The liquidation is subject to approval by the supervisor designated by the Colombian government and is expected to be completed during the next year. The administration of the consortium has established, as of June 30, 2011 all the provisions corresponding to expenses and contingent liabilities that they are expected to incur during the liquidation process.

During 2011, the Colombian government began criminal investigations against several government officials and private health services employees regarding possible irregularities in the payment process of resources of the Fund. As of today, the consortium has not been linked to these criminal investigations; nevertheless, the Contraloría General del Estado Colombiano (Comptroller General of the Colombian State) has notified the consortium of four administrative actions related to potential liabilities relating to payments made with resources of the Fund. The administrator of the consortium has responded to all the Contropller’s inqueries and considers that as a result of this process, the probability of loss is remote.

(10) Taxation

Income tax

Colombian tax regulations applicable to the Bank and its subsidiaries provide the following:

a)           The applicable statutory tax rate is 33%.

b)           The minimum basis to determine taxable income for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year (presumptive income). However, any difference with the ordinary taxable income that would have been paid in the case the 3% net assets threshold, can be deducted in subsequent years, in a similar way as those procedures applied to compensate tax loss carryforwards.

c)           Any non-recurring taxable income is reported and taxed separately from any ordinary taxable income, although the same income tax rate as stated in a) is applicable to both.

Non recurring taxable income is mainly generated by gains obtained from the disposal of fixed assets owned more than two years and gains resulting from the liquidation of partnerships inheritances, legacies and donations.

d)           During 2010 the companies could deduct from their taxable income a special allowance calculated of 30% on their performing property and equipment purchased during the year in addition to their depreciation charges. For 2011, and subsequent years this allowance was eliminated, however, companies under special agreements signed with the Government to maintain taxes stability entered before 2011 can continue deducting this allowances until the maturity of the agreement. If the property and equipment subject to the allowance is disposed before the end of its useful life, an adjustment to income calculated in proportion to the remaining useful life of the asset, should be added to the company’s taxable income basis in the year the asset is sold.

e)           Intercompany transactions with overseas related parties in countries considered tax havens , are required for income tax purposes, to be considered as taxable income, by considering the prices and profit margins that should have been used in comparable third parties arm’s length transactions.  As of the date of the issuance of these financial statements, the Bank’s Management and its advisors have not yet concluded the transfer pricing analysis for 2011; however, they consider that based on the satisfactory results of the studies in 2010 and the operations for 2011, no significant additional tax provisions should be required.

Foreign tax regulations in the countries where the Bank has the main foreign subsidiaries provide the following:

a)           In the Bank subsidiaries in Panama (Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama) income tax is governed by the Panamanian Tax Code. Net income obtained by the aforementioned companies is not subject to income tax in Panama.

b)           Bank subsidiaries incorporated in El Salvador pay income taxes on taxable income at statutory rate of 25% obtained within the country.

c)           The Bank subsidiary in Puerto Rico, according to the law governing the International Banking Center is 100% exempt of income taxes, if income is obtained from international banking activities, pursuant to such law.

d)           Bank subsidiaries incorporated in Peru pay income taxes on taxable income at statutory rate of 30% obtained within the country.

Profits obtained in Bank foreign subsidiaries are taxable income in Colombia only when they are distributed as dividends on cash basis; however the Bank management has no plans to return to Colombia all those accumulated profits in their foreign operations (except for those accumulated profits of the subsidiary Valores Bancolombia Panamá, which amounting USD 12,617 at June 30, 2011), that is why the Bank has not recorded any deferred tax liability for this matter. At June 30, 2011, profits accumulated in the Bank foreign operations amounting COP 623,668.

(11) Related Party Transactions

Significant balances and transactions with related parties were as follows:

June 30, 2011
	Shareholders with participating stock equal to or higher than 5% of Bank’s capital

Balance Sheet
Loans	COP	495,184
Total		495,184

June 30, 2010
	Shareholders with participating stock equal to or higher than 5% of Bank’s capital

Balance Sheet
Loans	COP	74,341
Total		74,341

(12) Subsequent Events

On July 26, 2011 the Bank announced the second offering in the local market of Bonos Ordinarios Bancolombia (the “Bancolombia Ordinary Notes”). This offering is the second of multiple and successive issuances of global Bancolombia Ordinary Notes of up to an aggregate principal amount of COP 2,000,000 (the “Second Offering”).

In the Second Offering, Bancolombia will issue and offer six hundred thousand (600,000) Bancolombia Ordinary Notes with an aggregate principal amount of COP 600,000 (approximately USD 340,200). Bancolombia may choose to increase the aggregate principal amount of the Second Offering of Bancolombia Ordinary Notes by COP 200,000 (approximately USD 113,400), for a total aggregate amount of COP 800,000 (approximately USD 453.6 million). The Second Offering has been rated AAA (Col) by Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores.

On November 18, 2011, the Bank transferred to Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias, shares representing 99.99% of the share capital of AFP Crecer, subsequent to obtaining all the required authorizations from the Colombian and El Salvadorian authorities.

The transfer of the shares of AFP Crecer fulfills the obligations set forth in the purchase agreement entered into on January 28, 2011.

(13) Differences between Colombian Accounting Principles for Banks and U.S. GAAP

The Bank’s financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Finance and other legal provisions (“Colombian GAAP”). These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), the principal differences between Colombian GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustment.

The following is a summary of the adjustments to consolidated net income for the six-month periods ended June 30, 2011 and 2010:

a)	Reconciliation of consolidated net income:
	As of June 30,
	2011		2010

Consolidated net income under Colombian GAAP	COP	735,610	COP	632,234
a) Deferred income taxes		(33,950)		71,966
b) Employee benefit plans		3,523		(820)
c) Fixed Assets		(1,065)		(7,733)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables		(100,400)		(156,257)
f) Loan origination fees and costs		4,922		8,864
g) Interest recognition on non-accrual loans		400		500
h) Deferred charges		13,543		17,345
i) Investment securities & derivatives		(44,731)		8,977
j) Dividends received from investments in unaffiliated companies companies		-		(2,644)
k) Investments in affiliates		(17,162)		(723)
l) Lessor accounting		32,567		16,787
m) Business combinations
m.ii) Goodwill		23,816		33,577
m.iii) Intangible assets		(24,003)		(29,812)
m.iv) Fair value adjustments to assets and liabilities acquired		13,022		24,080
n) Securitization		6,585		59,274
o) Foreign currency translation adjustment		7,961		4,993
p) Non-controlling interest		49		4,704
r) Guarantees and off-balance sheet credit exposures		3,583		(3,347)
s) Insurance contracts		6,976		(2,467)
v) Equity tax		(425,805)		(1,568)
w) Contingencies		3,774		-
Net income attributable to the controlling interest under U.S. GAAP		209,215		677,930
(p) Non-controlling Interest under U.S.GAAP		(5,214)		23,101
Total net income under U.S.GAAP	COP	204,001	COP	701,031

Net income from continuing operations attributable to the controlling interest	COP	184,463	COP	658,047
Income from operations and disposal of discontinued operations	COP	24,752	COP	19,883

The following is a summary of the adjustments to the stockholders’ equity as of June 30, 2011 and December 31, 2010:

b)	Reconciliation of Stockholders’ Equity:
	As of June 30,		As of December 31,
	2011		2010

Consolidated stockholders’ equity under Colombian GAAP	COP	8,007,601	COP	7,947,140
a) Deferred income taxes		33,088		47,166
b) Employee benefit plans		(2,715)		(6,203)
c) Fixed assets
Premises and equipment (gross)		410,907		388,292
Accumulated depreciation		(95,980)		(86,694)
d) Revaluation of assets		(565,079)		(567,024)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables		(261,783)		(159,109)
f) Loan origination fees and costs		73,051		68,129
g) Interest recognition on non-accrual loans		5,290		4,890
h) Deferred charges		76,660		63,117
i) Investment securities & derivatives		(382,661)		(313,405)
j) Dividends received from Investments in unaffiliated companies		(18,009)		(18,009)
k) Investments in affiliates		106,798		124,325
l) Lessor accounting		(1,598)		(11,098)
m) Business combinations
m.i) Goodwill		428,806		395,612
m.ii) Intangible assets (gross)		584,133		538,023
m.iii) intangible assets (accumulated amortization)		(330,809)		(244,897)
m.iv) Fair value adjustments to assets and liabilities acquired		(38,810)		(47,452)
n) Securitization		83,495		69,473
p) Non-controlling interest		(151,446)		(146,441)
r) Guarantees		(17,056)		(20,639)
s) Insurance contracts		6,847		(129)
v) Equity tax		(370,541)		-
w) Contingencies		48,053		44,279
Controlling interest stockholders’ equity under U.S GAAP		7,628,242		8,069,346
p) Non-controlling Interest under U.S.GAAP		159,025		160,526
Total stockholders’ equity under U.S.GAAP	COP	7,787,267	COP	8,229,872

c)	Supplemental Consolidated Statements of Cash Flows, Stockholders’ Equity and Comprehensive Income:

The following are the consolidated statements of cash flows, stockholders’ equity and other comprehensive income under U.S.GAAP for the six month periods ended at June, 30, 2011 and 2010.

Supplemental Consolidated Condensed Statements of Cash Flows

	June 30, 2011		June 30, 2010
	(In millions of pesos)
Net income attributable to the controlling interest under U.S.GAAP	COP	209,215	COP	677,930
Adjustments to reconcile net income to net cash provided by operating activities		(1,146,060)		1,026,497
Net cash (used in) provided by operating activities		(936,845)		1,704,427
Net cash used in investing activities		(5,844,028)		(4,266,126)
Net cash provided by (used in) by financing activities		6,671,398		569,831
Decrease in cash and cash equivalents		(109,475)		(1,991,868)
Effect of exchange rate changes on cash and cash equivalents		(179,786)		(169,888)
Cash and cash equivalents at beginning of the period		6,134,698		7,401,415
Cash and cash equivalents at end of the period	COP	5,845,437	COP	5,239,659

Supplemental Consolidated Condensed Changes in Stockholders’ Equity

The following are the Supplemental Condensed Consolidated Statements of Changes in Stockholders’ Equity under U.S. GAAP for the six-month periods ended June 30, 2011 and 2010:

	2011		2010

Controlling Interest
Balance at beginning of period	COP	8,069,346	COP	7,095,266
Net income		209,215		677,930
Dividends declared		(526,773)		(501,688)
Other comprehensive (loss) income		(123,546)		(74,398)
Other movements		-		(6,038)
Balance at the ended of period	COP	7,628,242	COP	7,191,072
Non-controlling Interest
Balance at beginning of period		160,526		181,778
Net income (loss) in non-controlling interest		(5,214)		23,101
Net change in non-controlling interest		3,713		(51,392)
Balance at end of period		159,025		153,487
Total stockholders’ equity under U.S GAAP	COP	7,787,267	COP	7,344,559

Supplemental Consolidated Statement of Comprehensive Income

The following are the Supplemental Condensed Consolidated Statements of Comprehensive Income under U.S.GAAP for the six-month periods ended June 30, 2011 and 2010:

	June 30, 2011		June 30, 2010

Net income attributable to the controlling interest under U.S. GAAP	COP	209,215	COP	677,930
Other comprehensive income, net of tax:
Unrealized gain or (loss) on securities available for sale		(33,788)		(12,854)
Pension liability		(23)		349
Foreign currency translation adjustments		(89,735)		(61,893)
Other comprehensive income (loss)		(123,546)		(74,398)
Comprehensive income (loss) attributable to the controlling interest under U.S. GAAP		85,669		603,532
Comprehensive (loss) income attributable to the noncontrolling interest under U.S. GAAP		(5,214)		23,101
Comprehensive income	COP	80,455	COP	626,633

Total other comprehensive income (loss)

			June 30, 2011
	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized (loss) gain on securities available for sale	COP	(48,258)	COP	14,470	COP	(33,788)
Additional pension liability		(35)		12		(23)
Foreign currency translation adjustment		(89,735)		-		(89,735)
Other comprehensive income (loss)	COP	(138,028)	COP	14,482	COP	(123,546)

				June 30, 2010
	Before-Tax			(Tax Expense)	Net-of-tax
	Amount			or Benefit	Amount

Unrealized gain (loss) on securities available for sale	COP	(12,002)	COP	(852)	COP	(12,854)
Additional pension liability		521		(172)		349
Foreign currency translation adjustment		(61,893)		-		(61,893)
Other comprehensive income (loss)	COP	(73,374)	COP	(1,024)	COP	(74,398)

Total accumulated other comprehensive income (loss)

	Unrealized		Aditional		Foreign		Accumulated
	Gains(Losses)		Minimun		Currency		Other
	on		Pension		Traslation		Comprehensive
	Securities, net of taxes		Liability, net of taxes		Adjustment		Income (loss)
Beginning balance	COP	6,146	COP	(17,396)	COP	(102,667)	COP	(113,917)
Current-period change		(12,854)		349		(61,893)		(74,398)
Ending balance as of June 30, 2010	COP	(6,708)	COP	(17,047)	COP	(164,560)	COP	(188,315)

Beginning balance	COP	(4,324)	COP	(17,396)	COP	(151,813)	COP	(173,533)
Current-period change		(33,788)		(23)		(89,735)		(123,546)
Ending balance as June 30, 2011	COP	(38,112)	COP	(17,419)	COP	(241,548)	COP	(297,079)

Summary of significant differences and required U.S. GAAP disclosures

a)    Deferred income taxes:

Under Colombian GAAP deferred income taxes are generally recognized for timing differences except for differences related to the amortization of carry-forward losses and the excess of minimum  presumptive income  tax.

Under U.S. GAAP, specifically ASC 740, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740 “Income tax”.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.  For the six-month period ended  June 30, 2011 and 2010, the Bank calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance to ASC 740-10-25-51.

Under U.S. GAAP, specifically ASC 740-10-25, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate income statement recognition.  The simultaneous equations method shall be used to record the assigned value of the asset and the related deferred tax asset. Therefore, for the purpose of this reconciliation the initial book value of such deduction calculated according to ASC 740-10-25 is recorded as a deferred tax asset decreasing the book value of such assets. After that, the deductions taken to current income tax expense for Colombian GAAP are reversed and decrease the corresponding deferred tax asset under U.S. GAAP.

For the six-month period ended June 30, 2011 and 2010 the Bank recorded COP 284,768 and COP 189,744, respectively, as a consequence of the application of the effective tax rate to the Bank's pre-tax income for such periods. The effective tax rates for the six- month periods ended June 30, 2011 and 2010 were determined based on actual results during those periods..

The statutory income tax rate was 33.0% for the six-month period ended June 30, 2011 and 2010 which differs from the 50.60% and 21.93% effective tax rates respectively. The variation of the effective tax rate in June 2011 and 2010 mainly due to the effect of equity tax described in literal (v), wich is non deductable for income tax purposes.

Uncertainty in income taxes under ASC 740-10

The Bank followed the provisions contained in ASC 740-10 with regard to uncertainty in income taxes.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Bank records interest and penalties, when necessary, related to the probable losses in other expenses in the statements of operations.

The Bank is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within 12 months of the reporting date.

The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES
Bancolombia	2010
Leasing Bancolombia	2009 and 2010
Factoring Bancolombia	2007 – 2010
Fiduciaria Bancolombia	2010
Banca de Inversión	2010
Valores Bancolombia	2009 and 2010
Tuya (antes Sufinanciamiento)	2009 and 2010
Renting Colombia	2007 – 2010

FOREIGN SUBSIDIARIES
Banco Agrícola	2008 – 2010

b)    Employee benefit plans:

The following tables provide the components of the net periodic benefit costs charged to the consolidated Statement of Income for the six month periods ended June 30, 2011 and 2010:

	2011		2010

Components of net periodic benefit cost
Service cost	COP	1,718	COP	1,810
Interest cost		9,568		11,202
Amortization of prior service cost		609		609
Amortization of net transition obligation		151		151
Amortization of net (gain) or loss		(796)		(239)

Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		11,250		13,533
Net periodic pension cost under Colombian GAAP		14,773		12,713
Difference to be recognized under U.S. GAAP (loss) gain	COP	3,523	COP	(820)

The total amount of the employer’s contributions paid amounted to Ps.10, 582 and Ps.11, 541 during the six-month periods ended June 30, 2011 and 2010, respectively.

U.S. GAAP requires the recognition of pension costs based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP as indicated below:

Pension Plan

Under Colombian laws in 1967 the Goverment Social Security Institute assumed the pension obligation for the majority of the Bank’s employees; however, employees who had more than ten years of service prior to that date, continued participating in the Bank’s non-contributory unfunded defined benefit pension plan. Under this unfunded plan, benefits are based on length of service and level of compensation

The measurement for this pension plan obligation differs from Colombian GAAP to U.S. GAAP basically due to the fact that Colombian GAAP requires calculation of the projected benefit obligation using nominal average historical discount rates and the liability is amortized against expenses, on a straight line basis, over defined periods established by the local rules. Since 2010, new increases in the liability related to changes in mortality tables, are amortized until the year 2029.

For U.S. GAAP purposes, actuarial valuations of pension plans are performed annually using discount rates based on a review of high quality corporate bonds yields with maturities approximating the remaining life of the projected benefit obligation. Changes in the projected benefit obligation due to gains or losses for changes in actuarial assumptions and prior service costs are recorded against Accumulated Other Comprehensive Income and amortized to expenses on a straight line basis over the future service periods of the employees or for inactive participants in the plan over their remaining life expectancy. Amortization of accumulated gains or losses, only begin when they exceed 10% of the projected benefit obligations.

Net period pension costs taken to expenses include the service cost attributed by the plans benefit formula, interest cost and amortization of prior services cost and actuarial gains or losses on the plan as explained above.

Severance obligation

Under Colombian labor regulations, employees hired before 1990 are entitled to receive one month’s salary for each year of service.  This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated on the last employees’ salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this obligation annually to private pension funds.  The Bank severance obligation relate to employees hired before 1990.

Under Colombian GAAP the liability for this unfunded employee benefit plan is recorded on an accrual basis. For US GAAP purposes the liability is calculated and recorded on an actuarial basis   by pension plan in accordance with ASC 715.

Retirement Premium Pension Plan

Under Colombian labor regulations, employers and employees are entitled to negotiate compensations, other than benefit plans stated by the law, by means of private agreements. As the result of an agreement signed by the Bank with its employees who are entitled to enjoy their pension assumed by the pension funds, the Bank pays  their employees an one-time premium  at the moment of the employee retirement date. Since 2008 under Colombian GAAP this liability was accumulated on an accrual basis; however, in 2011 the obligation was calculated in the same way as U.S. GAAP and the difference was eliminated.

c)        Fixed assets:

The following table shows the adjustments for each item:
	Net Income
	June 30, 2011		June 30, 2010
Items
Capitalization of Interest Cost	COP	185	COP	(150)
Depreciation expense of the Fund “See note 31 (i)”		(8,529)		(5,958)
Assets available for sale		491		(1,028)
Recovery (impairment) of long lived assets		6,788		(597)
Total	COP	(1,065)	COP	(7,733)

	Stockholders’ equity
	June 30, 2011		December 31, 2010
Items
Inflation adjustment	COP	35,553	COP	35,553
Capitalization of Interest Cost		15,411		15,226
Recognition of premises and equipment of the Fund: of the Fund “See note 31 (i)”
Premises and equipment (gross)		358,080		342,728
Accumulated depreciation		(93,569)		(84,082)
Assets available for sale		88		(403)
Impairment of long lived assets		(636)		(7,424)
Accumulated depreciation		95,980		86,694
Total	COP	410,907	COP	388,292

Inflation adjustment

The consolidated financial statements under Colombian GAAP were adjusted for inflation based on the variation in the local index consumer price (IPC), from January 1, 1992, to December 31, 2000.

Financial statements are adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment.  The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank’s non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.

Capitalization of Interest Cost

Under Colombian GAAP, the interest costs incurred during the construction of fixed assets are recorded as expenses in the Bank‘s statement of operations. Under U.S. GAAP, in accordance with ASC 835-20, the Bank has capitalized interest costs incurred during the construction of real estate. The capitalized interest is amortized over the estimated useful life of the asset.

Impairment of long lived assets

In the case of all vehicles of Renting Colombia, recorded as equipment under operating leases, under Colombian GAAP, if their book values are greater than their fair value, this amount is recorded in a separate valuation against the assets and in stockholders’ equity as revaluation of assets, but if their fair value are lower than their book values, the difference is recorded as an allowance in the balance sheet and in the net income.

Under U.S. GAAP, in accordance with ASC 360-10-35, these assets are subject to recognition of an impairment loss if the book values of those assets are not recoverable and exceedtheir fair value.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and then an impairment loss is recorded for the difference between the carrying amount and the fair value of the assets.

 Real estate held for sale

According to Colombian GAAP, these assets are recorded similarly to real estate in use.

Under U.S. GAAP, long-held assets classified as held for sale are recorded at the lower between carrying amount and fair value less estimated costs to sell and are not subject to depreciation.

d)            Revaluation of assets

 In accordance with Colombian GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and  the effects of the increase or decrease are recorded in the balance sheet under the assets caption “reappraisal of assets” and in the stockholders’ equity caption “Surplus from reappraisals of assets”.  The latest revaluations were made during the year 2010 and the six month period ended at June 30, 2011.  Under U.S. GAAP, reappraisals of assets are not permitted and thus these amounts are reversed.

e)             Allowance for loan losses, financial leases, foreclosed assets and other receivables

As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian GAAP, as discussed in Note 2 (i) of the Annual Financial Statement, is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by Superintendency of Finance. Under Colombian GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to statements of operations.

Under U.S. GAAP the Bank considers loans to be impaired when, based on current information and events, it is probable that all amounts due (including principal and/or interest) according to the contractual terms of the loan agreement will not be collected.

All impaired loans that exceed a specific threshold (COP 2,000 million) or that are troubled debt restructurings (TDR) are individually assessed for impairment.  All other loans are assessed on a collective basis. TDRs are those loans where both a) the Bank has granted a concession to the customer for economic or legal reasons that it would not otherwise consider and b) the customer is in financial difficulty.  In determining whether a loan is impaired the Bank analyzes factors such as bankruptcy or liquidation, the customer’s financial condition, the likelihood of non-payment of interest or principal and collateral.

The allowance for significant impaired individually assessed loans  and all TDRs  is measured  based on the present value of estimated future cash flows discounted at the original effective loan rate or on the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

To calculate the allowance required for smaller-balance loans and all other loans that are collectively evaluated for impairment, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and for homogeneous groups of clients established according to the underlying risk or other characteristics of each group. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

Many factors can affect the Bank’s estimates of the allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

Credit losses relating to loans, which may be for all or part of a particular loan are deducted from the allowance. The related loan balance is charged off in the year in which the loans are deemed uncollectible. Recoveries of loans and trade receivables previously charged off are credited to the allowance when received. The allowance is increased by provisions and recoveries of loans and leases previously charged off, and are reduced by charged-off loans and leases deemed uncollectible.

In addition, for U.S. GAAP purposes, the Bank maintains an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. This allowance is recorded as a liability. The Bank uses the same methodology as described for the allowance for loans losses, but including an estimated probability of drawdown by the borrower.

Foreclosed assets

Under Colombian GAAP the Superintendency of Finance requires the Bank to record a provision equal to 60% for foreclosed real estate and 70% for other foreclosed assets, in each case based on the carrying value of the asset at the time of receipt, which provision must be recorded in proportional monthly installments within the two years following their receipt. Once the legal term for sale has expired, the provision must be increased to 80% and 100%, respectively.  If an extension of the term to sell the asset is granted by the Superintendence, this increase may be recorded on a monthly basis during the new term.

Also, it is the Bank’s policy, in the case of foreclosed assets that remain for more than 5 years in the Bank’s possession to increase the provision to 100% of its book value.

Under U.S. GAAP, foreclosed assets are recorded as assets held for sale at the lower of the carrying amount of the loans or fair value of assets less their cost to sell. Gains or losses from the realization of foreclosed assets are included in the statement of operations.

The following summarizes the allowance for loan and financial lease losses and forclosed assets under Colombian GAAP and U.S. GAAP:
	June 30,		December 31,
	2011		2010
Allowance for loans, financial lease losses and foreclosed assets under Colombian GAAP
Allowance for loans and financial lease losses	COP	2,539,100	COP	2,509,213
Allowance for accrued interest and other receivables		99,024		102,711
Allowance for foreclosed assets		184,300		191,683
	COP	2,822,424	COP	2,803,607

Allowance for loan losses under U.S. GAAP
Allowance for loans, financial lease, accrued interest losses and other related receivables	COP	2,970,193	COP	2,837,927
Allowance for foreclosed assets		114,014		124,789
		3,084,207		2,962,716
Difference to be recognized as an adjustment to Colombian GAAP stockholders’ equity	COP	(261,783)	COP	(159,109)

	June 30,
	2011(1)		2010
Difference recognized in net income under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	(106,066)	COP	(167,495)
Allowance for foreclosed assets		5,666		11,238
	COP	(100,400)	COP	(156,257)

	June 30, 2011		December 31, 2010
Difference recognized in stockholders’ equity under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	(332,069)	COP	(226,003)
Allowance for foreclosed assets		70,286		66,894
	COP	(261,783)	COP	(159,109)

(1)
For June 30, 2011, the difference of COP (102,674) between the reconciliations of June 30, 2011 COP (261,783) and December 31, 2010 COP (159,109) that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP COP (100,400) in the amount of COP 2,274 due to the cumulative translation adjustment related to foreign operations recorded in other the comprehensive income.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the six- month periods ended June 30, 2011 and 2010 is as follows:
	June 30, 2011(1)		June 30, 2010

Allowance at the beginning of the period	COP	2,837,927	COP	2,740,501
Deconsolidation of Asesuisa S.A(2)		(604)
Provision for credit losses, net		302,977		468,906
Effect of changes in foreign exchange rates		(30,198)		(37,632)
Charge-offs		(256,522)		(361,916)
Recoveries of charged-off loans		116,613		118,235
Allowance at the end of the period	COP	2,970,193	COP	2,928,094

Gross loans and financial leases		59,075,849		43,885,538

Allowance at the end of the period as a percentage of gross loans		5.03%		6.67%

Provision for credit losses as percentage of gross loans(3)		0.51%		1.07%

(1)
The allowance at the end of the year differs by COP 56,804 from the amount of COP 3,026,997 "allowance for credit losses under U.S. GAAP" discussed below. This difference corresponds to: a) The amount of COP 67,222 to the following lines that impact the allowance for loan losses under U.S.GAAP and are included in other reconciliations lines: Lessor accounting COP 9,454; Securitization non-performing loans COP 1,167; Business Combinations COP 49,405 and Interest recognition on non-accrual loans COP 7,196. b)  Allowance for loans's contingencies in the amount of COP (10,418).

(2)	See letter q) Discontinued Operations in this Note of Reconciliation.
(3)
The decrease in provisions for credit losses as percentage of gross loans was due mainly to the new vintages of loans have a low deterioration combined with a decrease in past due loans during the six months ended June 30, 2011.

The average recorded investments in impaired loans were approximately COP 3,773,733 and COP 3,713,551 for the six-month periods ended June 30, 2011 and 2010, respectively, and the related allowance for loan losses on those impaired loans totaled   COP 1,552,513 and   COP 1,608,060, respectively.

The average recorded investments in impaired loans for each segment for the six month periods ended June 30, 2011, were as follows:

	Impaired loans		Allowance
Commercial	COP	2,388,530	COP	949,609
Consumer		548,550		328,072
Residential Mortgage		286,934		126,834
Small Loans		39,567		24,250
Financial Leases		510,152		123,748
	COP	3,773,733	COP	1,552,513

For the purpose of credit risk evaluation, loans and financial lease contracts are classified as follows:

Mortgage Loans: These are loans, regardless of value, granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999.  These loans include loans denominated in UVR or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

Consumer Loans: These are loans and financial leases, regardless of value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

Small Loans: These are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: (i) the maximum amount to be lent is equal to twenty-five (25) SMMLV and at any time the balance of any single borrower may not exceed such amount (as stipulated in Article 39 of Law 590 of 2000) and the main source of payment for the corresponding obligation shall be the revenues obtained from activities of the borrower’s micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the moment the credit is approved.

Commercial Loans and Financial Leases: Commercial loans are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as small loans.

The following summarizes each class of financing receivable and the allowance for credit losses by loan portfolio types under U.S. GAAP:

Loan Portfolio by Loan Type

June 30, 2011

	Commercial		Consumer	Residential Mortgage	Small Loans	Financial Leases	Total

Loans and financial leases	COP	33,035,057	9,356,075	7,743,414	267,064	10,526,473	COP	60,928,083
Accrued interest receivable		218,161	90,382	21,648	2,979	35,654		368,824
Loans origination fees and costs		40,440	11,453	9,479	327	11,351		73,050
Unearned income		(18,246)	-	-	-	(2,329,075)		(2,347,321)
Unamortized discounts or premiums		53,213	-	-	-	-		53,213
Gross Balance		33,328,625	9,457,910	7,774,541	270,370	8,244,403		59,075,849

Allowance for loans and financial leases		(1,504,674)	(854,342)	(382,315)	(52,814)	(232,852)		(3,026,997)

Carrying amount	COP	31,823,951	8,603,568	7,392,226	217,556	8,011,551	COP	56,048,852

Loan Portfolio by Loan Type

As of December 31,2010

	Commercial		Consumer	Residential Mortgage	Small Loans	Financial Leases	Total

Loans and financial leases	COP	30,859,308	8,176,938	7,339,160	255,083	9,456,069	COP	56,086,558
Accrued interest receivable		196,595	73,103	17,960	2,844	31,547		322,049
Loans origination fees and costs		38,093	10,094	9,059	315	10,568		68,129
Unearned income		(8,850)	-	-	-	(2,168,121)		(2,176,971)
Unamortized discounts or premiums		54,525	-	-	-	-		54,525
Gross Balance		31,139,671	8,260,135	7,366,179	258,242	7,330,063		54,354,290

Allowance for loans and financial leases		(1,509,815)	(729,088)	(380,479)	(57,263)	(231,368)		(2,908,013)

Carrying amount	COP	29,629,856	7,531,047	6,985,700	200,979	7,098,695	COP	51,446,277

Loans and asset quality

The following tables are presented for each type of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

The following table sets forth the changes in the allowance and an allocation of the allowance by loan type:

Allowance for Credit Losses and Recorded Investment in Financing Receivables
At June 30, 2011

	Commercial		Consumer	Residential Mortgage	Small Loans	Financial Leases	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	COP	842,840	43,213	34,496	15,873	199,181	COP	1,135,603
Ending balance: collectively evaluated for impairment		661,834	811,129	347,819	36,941	33,671		1,891,394	(1)
Ending balance	COP	1,504,674	854,342	382,315	52,814	232,852	COP	3,026,997

Financing receivables:
Ending balance: individually evaluated for impairment	COP	2,111,780	119,011	147,040	28,976	249,309	COP	2,656,116
Ending balance: collectively evaluated for impairment		31,216,845	9,338,899	7,627,501	241,394	7,995,094		56,419,733
Ending balance	COP	33,328,625	9,457,910	7,774,541	270,370	8,244,403	COP	59,075,849

(1) The amount COP 394,803 corresponds to impaired loans.

Allowance for Credit Losses and Recorded Investment in Financing Receivables
At December 31, 2010

	Commercial		Consumer	Residential Mortgage	Small Loans	Financial Leases	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	COP	918,248	47,406	35,667	15,419	55,217	COP	1,071,957
Ending balance: collectively evaluated for impairment		591,567	681,682	344,812	41,844	176,151		1,836,056	(1)
Ending balance	COP	1,509,815	729,088	380,479	57,263	231,368	COP	2,908,013

Financing receivables:
Ending balance: individually evaluated for impairment	COP	2,270,817	162,045	166,523	28,620	215,200	COP	2,843,205
Ending balance: collectively evaluated for impairment		28,868,854	8,098,090	7,199,656	229,622	7,114,863		51,511,085
Ending balance	COP	31,139,671	8,260,135	7,366,179	258,242	7,330,063	COP	54,354,290
__________________
(1) The amount COP 502,624 corresponds to impaired loans.

The following table analyzes the activity in the allowance for loans and financial lease losses under U.S. GAAP during the six month period ended June 30, 2011:

As of June 30, 2011

	Commercial		Consumer	Residential Mortgage	Small Loans	Financial Leases	Total
Allowance at the beginning of the period	COP	1,509,815	729,088	380,479	57,263	231,368	COP	2,908,013
Deconsolidation of Asesuisa S.A		(604)	-	-	-	-		(604)
Provision for credit losses		53,671	226,889	5,463	1,439	5,532		292,994
Effect of changes in foreign exchange rates		(18,905)	(10,624)	(3,606)	(97)	(265)		(33,497)
Charge-offs		(73,475)	(170,144)	(39)	(5,791)	(7,073)		(256,522)
Recoveries of charged-off loans		34,172	79,133	18	-	3,290		116,613
Allowance at the end of the year	COP	1,504,674	854,342	382,315	52,814	232,852	COP	3,026,997

Past due loans

The table below sets forth information about our past due loans.

Age Analysis of Past Due Financing Receivables
As of June 30, 2011

	31–90 Days Past Due		91–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing

Commercial	COP	154,177	112,642	148,418	153,146	COP	568,383	32,760,242	COP	33,328,625

	31–60 Days Past Due		61–90 Days Past Due	91–180 Days Past Due	Greater than 180 Days	Total Past Due		Current	Total Financing
Consumer		117,123	49,683	94,240	44,959		306,005	9,151,905		9,457,910

	31–120 Days Past Due		121–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing
Residential Mortgage		156,305	22,803	34,951	82,683		296,742	7,477,799		7,774,541

	31–90 Days Past Due		91–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing
Financial Leases		348,253	226,892	338,707	268,034		1,181,886	7,062,517		8,244,403

	31–60 Days Past Due		61–90 Days Past Due	91–120 Days Past Due	Greater than 120 Days	Total Past Due		Current	Total Financing
Small Loans		6,231	3,845	2,698	11,695		24,469	245,901		270,370

				Total		COP	2,377,485	56,698,364	COP	59,075,849
Age Analysis of Past Due Financing Receivables
As of December 31, 2010

	31–90 Days Past Due		91–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing

Commercial	COP	197,895	133,300	171,365	145,496	COP	648,056	30,491,615	COP	31,139,671

	31–60 Days Past Due		61–90 Days Past Due	91–180 Days Past Due	Greater than 180 Days	Total Past Due		Current	Total Financing

Consumer		117,787	45,192	94,472	41,004		298.455	7,961,680		8,260,135

	31–120 Days Past Due		121–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing
Residential Mortgage		157,177	27,256	40,547	78,290		303,270	7,062,909		7,366,179

	31–90 Days Past Due		91–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing
Financial Leases		228,688	137,314	207,672	186,908		760,582	6,569,481		7,330,063

	31–60 Days Past Due		61–90 Days Past Due	91–120 Days Past Due	Greater than 120 Days	Total Past Due		Current	Total Financing
Small Loans		5,613	3,155	3,135	10,290		22,193	236,049		258,242

				Total		COP	2,032,556	52,321,734	COP	54,354,290

Credit quality indicators

The following table illustrates credit risks by type of loan and internally assigned grades:

Credit Quality Indicators As of June 30, 2011
Rating	Residential Mortgage		Commercial		Consumer		Small Loans		Financial leases		Total
"A" Normal	COP	7,508,624	COP	31,392,860	COP	8,667,893	COP	235,256	COP	7,773,476	COP	55,578,109
"B" Acceptable		98,480		685,128		313,844		8,208		172,900		1,278,560
"C" Appreciable		53,477		441,398		139,206		6,533		137,513		778,127
"D" Significant		37,676		540,116		204,813		5,660		115,429		903,694
"E" Unrecoverable		76,284		269,123		132,154		14,713		45,085		537,359
Total loans and financial leases	COP	7,774,541	COP	33,328,625	COP	9,457,910	COP	270,370	COP	8,244,403	COP	59,075,849

Credit Quality Indicators As of December 31 2010
Rating	Residential Mortgage		Commercial		Consumer		Small Loans		Financial leases		Total
"A" Normal	COP	7,090,836	COP	28,996,285	COP	7,463,591	COP	225,169	COP	6,851,019	COP	50,626,900
"B" Acceptable		97,917		938,729		317,183		8,358		241,562		1,603,749
"C" Appreciable		62,663		340,155		133,507		5,569		69,885		611,779
"D" Significant		40,381		603,955		236,027		6,087		141,466		1,027,916
"E" Unrecoverable		74,382		260,547		109,827		13,059		26,131		483,946
Total loans and financial leases	COP	7,366,179	COP	31,139,671	COP	8,260,135	COP	258,242	COP	7,330,063	COP	54,354,290

Internally assigned ratings are as follows:

Rating	Qualitative Factors
A - Normal Risk
Loans and financial leases in this category are appropriately serviced. The debtor‘s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.

B - Acceptable Risk, Above Normal
Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor‘s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

C - Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the debtors‘ paying capacity or in the project‘s cash flow, which may compromise the normal collection of the obligations.
D – Significant Risk	Loans and financial leases in this category are deemed uncollectible.
E – Unrecoverable	Loans and financial leases in this category are considered default loans.

Impaired loans

As of June 30, 2011, loans considered impaired are presented in the following table:

Impaired Loans For the six month period Ended June 30 2011
	Recorded Investment		Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial	COP	297,647	294,503	-
Consumer		17	17	-
Residential Mortgage		793	784	-
Small Loans		-	-	-
Financial Leases		95,174	94,981	-
With an allowance recorded:
Commercial	COP	1,989,650	1,970,599	908,868
Consumer		526,040	518,085	341,214
Residential Mortgage		271,608	269,000	124,986
Small Loans		39,850	39,308	24,176
Financial Leases		445,914	443,943	131,162
Total	COP	3,666,693	3,631,220	1,530,406

As of December 31, 2010 loans considered impaired are presented in the following table:

Impaired Loans For the Year Ended December 31, 2010
	Recorded Investment		Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial	COP	268,356	265,060	-
Consumer		32	32	-
Residential Mortgage		492	484	-
Small Loans		30	29	-
Financial Leases		76,216	76,035	-
With an allowance recorded:
Commercial	COP	2,200,896	2,178,187	990,312
Consumer		571,010	563,104	314,929
Residential Mortgage		300,974	298,080	128,682
Small Loans		39,254	38,742	24,324
Financial Leases		403,002	401,336	116,334
Total	COP	3,860,262	3,821,089	1,574,581

Accounting Policies

Loans and Financial Leases

The Bank grants loans to customers in the following segments: residential mortgage, commercial, consumer and small business loans. A substantial portion of the Bank loan portfolio is represented by commercial loans throughout Colombia.

Loans and Financial Leases are recorded at the principal outstanding less allowance for impairment and include loan origination fees and cost and accrued interest receivable. Accrued interest unearned income is recorded as a liability.

Assets Serving as Collateral

As of June 30, 2011 and December 31, 2010 the Bank had pledged investments securities amounting to COP 2,540,902 and COP 1,292,211, respectively as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Non-performing loans and accruing loans which are contractually past due 90 days

As of June 30, 2011, and December 31, 2010, the Bank did not have any performing loans which were past due for 90 days or more.

Financing Receivables on Nonaccrual Status Under US GAAP
	As of
	June 30, 2011		December 31, 2010
Commercial	COP	414,206	450,161
Consumer		139,199	154,247
Residentiall Mortgage		134,564	185,819
Small Loans		14,393	17,364
Financial Leases		79,994	80,106
Total	COP	782,356	887,697

Purchases of financing receivables

The Bank for the six month periods ended June 30, 2011 and 2010 bought assets from Titularizadora Colombiana for COP 139,168 and COP 224,880, respectevely.

Sales of financing receivables

During the six month period ended June 30, 2011 the Bank sold residential mortgage loans to the Titularizadora Colombiana for COP 131,613. The Bank recognized a gain on sale for COP 3,535.

Policies for the granting and review of credit

The Bank’s credit standards and policies aim to achieve a high level of credit quality in the Bank’s loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies for the evaluation of credits, the determination of lending limits to customers and the level of management authority required to approve a loan.  In addition, the Bank has established a centralized area for credit analysis, the disbursement process and the management and custody of promissory notes and guarantees.

Bancolombia’s policies require every credit to be analyzed using the following factors:  the credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, the coverage and suitability of the proposed collateral for the loan and information received from the two credit risk bureaus currently operating in Colombia.

In addition to the analysis of the borrower, the Bank assesses the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia.

The Bank applies lending limits to borrowers established under Colombian law, which require that: (i) uncollateralized loans to a single customer or economic group may not exceed 10% of the Bank’s (unconsolidated) Technical Capital, (ii) collateralized loans to a single customer or economic group may not exceed 25% of the Bank’s (unconsolidated) Technical Capital; (iii) a loan to a stockholder of the Bank, who owns a position exceeding 20% of the Bank’s Capital, may not exceed 20% of the Bank’s (unconsolidated) Technical Capital; and (iv) a loan to a financial institution may not exceed 30% of the Bank’s (unconsolidated) Technical Capital.

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Approximately 70% of the portfolio of the Bank has a maturity of five years or less.

Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the Vice Presidents, the President, the Credit Committee and the board of directors of Bancolombia. In general, loan application decisions are made by the Bank’s management in the corresponding committee. These policies apply to all segments evaluated.

Loans to managers, directors and affiliates of the Bank must be approved by the board of directors of the Bank, which has the authority to grant loans in any principal amount subject to the Bank’s legal lending limit.

The Bank has established its policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans. In addition, for retail and mortgage, when a loan becomes between 5 and 60 days past due, an external collection company assists in obtaining payments. For commercial lending this procedure for collecting is performed internally. When a loan becomes 60 days past due, the loan will be given to an independent and specialized division where recovery steps will be taken.

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented regional committees and a central qualification office to undertake a biannual evaluation of the loan portfolio, during the months of May and November of each year.  At least 50% of the outstanding portfolio is evaluated by the Bank under the rules of the Superintendency of Finance.  Clients evaluated have, among others, the following characteristics: high exposure, more than 30 days past due, bad record of historical payment behavior either with the Bank or the financial system and restructured loans or loans that are part of the watch list. Also are included the 30 clients for which the bank has the largest exposure and the 30 clients with the least exposure in each region, and 30 more randomly selected. When monitoring outstanding loans, the Bank examines current financial statements of the borrower including cash flow and financial indicators.

Additionally, all of the Bank’s loans are evaluated monthly based on the days they are past due, (from 30 days past due). When reviewing loans, Bancolombia evaluates and updates their risk classification and makes corresponding adjustments in the provisions, if needed.

In addition, the Bank carries out a credit audit process that reviews clients with financial weaknesses, early past due loans, clients in sectors that are underperforming, and branches with high records of write offs, among others.

f)	Loan origination fees and costs

Under Colombian GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred.  For U.S. GAAP, under ASU 310-20, “Receivables Nonrefundable Fees and Other Costs”, loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

g)           Interest recognition – non-accrual loans

For Colombian GAAP purposes, the Bank established that commercial, consumer and small loans that are past due more than thirty days and mortgages that are past due more than 60 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until effective payment is collected.

For US GAAP purposes for all of our classes of financing receivables, including impaired loans, the accrual of interest income is discontinued once a loan becomes more than 90 days past due. While the loan is on non-accrual status, interest is generally recognized as income on a cash basis unless collection of principal is doubtful, in which case, cash collections are applied against the unpaid principal balance.  A loan in non-accrual status is returned to accrual when all the past due balance has been collected.

h)	Deferred charges

For Colombian GAAP purposes, the Bank has deferred certain pre-operating expenses, and other charges, which are expensed as incurred under U.S. GAAP.

Under Colombian GAAP, the cost of issuance of bonds is recorded by the Bank as a deferred charge and amortized on a monthly basis over a term of three (3) years. Nevertheless, under U.S. GAAP (ASC 350-40), the cost of issuance of bonds must be amortized over the life of the bonds.

Under Colombian GAAP, the payroll-related costs for employees who are directly associated with a software project, are recorded by the Bank as a expense. Under U.S. GAAP the payroll-related costs are capitalized during the application development stage in accordance with ASC 350-40-25.

Under Colombian GAAP, the Bank accounted for improvements on leased property in the statement of operation as expenses. Under U.S. GAAP, leasehold improvements are recorded as property and equipment and amortized on a monthly basis over the term of the contract.

i)             Investment securities and Derivatives

The table below provides details regarding the differences in investment securities and derivatives between Colombian GAAP and U.S. GAAP:

	Six month periods ended June 30,
Consolidated net income	2011		2010
Fair value adjustment on trading	COP	(3,814)	COP	(869)
(Recovery of allowance) Allowance for losses under Colombian GAAP		(14,658)		32,459
Foreign exchange gains or losses on available for sale debt securities recognized in the statement of operations		4,642		12,158
Fair value adjustment on derivative instruments		(10,176)		(3,855)
Consolidation of AFP Crecer and Asesuisa S.A.		17,777		-
Consolidation of VIEs		(38,502)		(30,916)
	COP	(44,731)	COP	8,977

	As of
Consolidated stockholders' equity	June 30, 2011		December 31, 2010
Fair value adjustment on trading	COP	(6,215)	COP	(2,401)
Fair value adjustment on available for sale securities		5,387		28,994
Allowance for losses under Colombian GAAP reversed		19,466		34,124
Change in classification of held to maturity to available for sale securities		(60,195)		(44,620)
Fair value adjustment on derivative instruments		(40,616)		(30,440)
Consolidation of AFP Crecer and Asesuisa S.A.		23,350		-
Consolidation of VIEs		(323,838)		(299,062)
	COP	(382,661)	COP	(313,405)

Fair value adjustment on trading and available for sale investment securities

Under Colombian GAAP, some debt securities classified as either trading or available for sale are not recognized at fair value, but are recognized at amortized cost using a discounted cash flow methodology.  Under U.S. GAAP such debt securities are also classified as either trading or available for sale and are measured at fair value in accordance with ASC 320-10-35. The fair value under U.S. GAAP is determined based on the guidance included in ASC 820.

Therefore, the Bank calculates the difference between the carrying amount of such securities under Colombian GAAP and the fair value under U.S. GAAP and recognizes the accumulated difference as part of the Reconciliation of Stockholders’ Equity and the difference from the period as part of the Reconciliation of Consolidated Net Income for trading securities or in Other Accumulated Comprehensive Income, for available for sale securities, respectively.

Classification of securities as held to maturity

Certain securities issued or secured by the Colombian government are classified as held to maturity under Colombian GAAP. Under U.S. GAAP, as the Bank has not the positive intent to hold those securities to maturity due to certain waivers permitted under Colombian rules, they are reclassified as available for sale securities.

Foreign Exchange Gains and Losses on Securities Available For Sale

Under Colombian GAAP, changes in the fair value as a result of changes in foreign currency exchange rates on available for sale debt securities are reflected in the consolidated Statements of Operations. Under U.S. GAAP, those changes are reflected in stockholders’ equity.

Impairment of investments

For both Colombian and U.S. GAAP purposes, the Bank conducts regular reviews to assess whether the recognition of an impairment loss is required.

Under Colombian GAAP, the Bank reviews the ratings issued by rating agencies, and if any security in its portfolio has been classified below B, the Bank applies “the maximum registered amount” methodology established by the Superintendency of Finance, as follows:

Rating	Maximum registered amount – percentage rate
BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

If  the  carrying amount is higher than the maximum registered amount (calculated as the product of the security’s face value net of amortization multiplied by the corresponding percentage rate), an impairment loss equivalent to such difference is recognized immediately in the Statement of Operations.  As an example, for an Eurobond issued by the government of El Salvador with a face value of US$ 100,000 and a credit rating of BB as of June 30, 2011 and a carrying amount (fair value) of US$140,000, an impairment loss of US$50,000 would have been recognised under Colombian GAAP [140,000 – (100,000 x 90%)]. Under U.S. GAAP, we would not recognize any impairment as the fair value is higher than the amortized cost.Consequently, as of December 31, 2010, the Bank reversed COP 32,459, which corresponds to the reversal of the impairment, recognized under Colombian GAAP.

As a consequence of this procedure, under Colombian GAAP, the Bank has recognized a valuation allowance in its net income for debt securities amounted to COP 31,938 and COP 44,399, as of June 30, 2011 and 2010, respectively. Changes in valuation allowances for debt securities are recorded in the consolidated statement of operations as ocurred.

During the six month period ended June 30, 2011, under Colombian GAAP, the Bank has reversed COP 14,658. For U.S. GAAP purposes valuation allowances are not allowed to be reversed.

For U.S. GAAP purposes, the Bank considers a number of factors in performing an impairment analysis of securities. Those factors include:

a.	the length of time and the extent to which the market value of the security has been less than cost;

b.
the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); and

c.
the intent and ability of the Bank to retain its investment in the issuer for a period of time that allows for any anticipated recovery in market value . Under U.S. GAAP, the Bank evaluates the intention to sell an impaired debt security and the likelihood that it will be required to sell the debt security before the recovery of its amortized cost.

The Bank also takes into account changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

Under U.S. GAAP, a security is impaired if the fair value is below its cost and it will be recognized in the Statement of Operations if it is considered to be an Other Than Temporary Impairment (“OTTI”).

For debt securities, when the Bank intends to sell an impaired debt security or it is more likely than not it will be required to sell prior to recovery of its amortized cost basis, an OTTI is deemed to have occurred. In these instances, the OTTI loss is recognized in earnings equal to the entire difference between the debt security’s amortized cost basis and its fair value at the balance sheet date.

Otherwise, when the Bank does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the Bank determines whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the resulting OTTI is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (OCI).  The total OTTI (difference between the fair value and the amortized cost of the debt security) is presented in the Statement of Operations with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI.

For U.S. GAAP purposes, the Bank determined that the impairment recognized under Colombian GAAP for debt securities rated as B was not other than temporary.

The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily mandatory securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a fixed interest rate and average maturity of less than eight years. The Bank has determined that unrealized losses on investments at June 30, 2011 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost and expects to recover the entire amortized cost basis of the securities. The Bank has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses. Accordingly, the Bank has not recognized any other-than temporary impairment for these securities.

As of June 30, 2011, 419 investment securities were in a gross unrealized loss position.

Due to the impairment assessment performed under U.S. GAAP, the Bank has recognized impairment for debt securities amounted to COP 11,705 and COP 11,791, for the six month periods ended June 30, 2011 and 2010, respectively.

Fair value adjustment on derivatives instruments

Fair value measurement of derivative instruments under Colombian GAAP is similar to U.S. GAAP, specifically ASC 820, except under Colombian GAAP performance risk is not considered in the determination of the fair value. Likewise, the swap instrumentday one fair value under Colombian GAAP is deferred and amortized on a straight line basis over the life of the instrument. Under U.S. GAAP, all the changes in the fair value of trading derivatives are recognized in the Statement of Operations. According to ASC 820 requirements, counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability.

Consolidation of AFP Crecer and Aseuisa S.A.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sold to Protección S.A. the equivalent of 99.99% of its shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 103,000 as payment for the shares..

Additionally, on February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of their shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. Banagrícola S.A. and InversionesFinancieras Banco Agrícola S.A. will receive a total of USD 98,000 as payment for the shares.

As of June 30, 2011, the aforementioned transactions are pending approval by the respective authorities in Colombia and in El Salvador but under Colombian accounting rules the entities have been deconsolidated since January 1, 2011 and the net investments in these entities are shown in the balance sheet as investments held for sale.

Under US GAAP according to ASC 205-20-45-1, the results of operations of those entities have been classified as held for sale and taking into account for consolidation purposes, See “Note 31, q) Discontinued operations”.

Consolidation of VIEs

In 2008, the Bank and Suramericana Group, created Fondo de Capital Privado Colombia Inmobiliaria (the “Fund”), with the purpose of investing in real estate property. As a result during the years 2010 and 2009 Suramericana Group transferred real estate property amounting COP 31,499 and COP 36,840 respectively to the Fund.

Under Colombian GAAP, the interest in participations of funds are classified as equity securities as trading or available for sale.  The interest in the Fund in the amount of COP 221,012 and  COP 202,991 were classified as trading in June 30, 2011, and December 31, 2010 , respectively. Furthermore, under Colombian GAAP there is no specific guidance for consolidation of variable interest entities and therefore, the consolidation analysis is based solely on the voting rights concept, under which the condition for a controlling financial interest, is ownership of over 50% of the outstanding voting shares.

During 2009, the Bank ceased consolidating the Fund under Colombian GAAP due to the entrance of other investors that decreased its share in the Fund below 50%.

Under U.S. GAAP  as of June 30, 2011 and December 31, 2010, the Bank has identified the Fund as a variable interest entity because the only holder of equity investment at risk, lacks the direct or indirect ability through voting rights or similar rights to make decisions about the Fund's activities that have a significant effect on the success of the Fund. The Bank is identified as the primary beneficiary because it has the power to direct the activities of the Fund that most significantly impact the Fund’s economic performance and receive benefits or absorb losses that could potentially be significant to the VIE. For this reason, assets of the Fund, as well as its liabilities and results of operations were included in the consolidated financial statements of the Bank as of June 30, 2011, and December 31, 2010. The Bank recognizes a non controlling interest in the amount of COP 140,802 at June 30, 2011 and COP 139,076 at December 31, 2010.

The table below presents a summary of the assets and liabilities of the Fund under U.S GAAP consolidated by the Bank as of June 30, 2011, and December 31, 2010, under U.S. GAAP:

	June 2011		December 2010			June 2011		December 2010
Assets					Liabilities
Premises and equipments, net	COP	289,452	COP	284,901	Other liabilities	COP	36,926	COP	36,197
					Noncontrolling interest		140,802		139,076
Other assets		21,005		25,689	Stockholders’ equity		132,729		135,317
	COP	310,457	COP	310,590		COP	310,457	COP	310,590

Additional disclosures for investment securities under U.S. GAAP

The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

	As of June 30, 2011
			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities

June 30, 2011
Securities issued or secured by Colombian government	COP	549,180	COP	5,899	COP	(33,432)	COP	576,713
Securities issued or secured by government entities		924,547		7		(16,934)		941,474
Securities issued or secured by other financial entities		834,582		1,740		(25,054)		857,896
Securities issued or secured by foreign governments		404,657		472		(2,437)		406,622
Securities issued or secured by the El Salvador Central Bank		632,843		56		(285)		633,072
Other investments		191,310		830		(2,244)		192,724
Total	COP	3,537,119	COP	9,004	COP	(80,386)	COP	3,608,501

	As of December 31, 2010
			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities

December 31, 2010
Securities issued or secured by Colombian government	COP	610,500	COP	7,400	COP	(37,230)	COP	640,330
Securities issued or secured by government entities		965,262		14		(11,839)		977,087
Securities issued or secured by other financial entities		918,896		2,913		(11,296)		927,279
Securities issued or secured by foreign governments		557,491		3,390		(7,348)		561,449
Securities issued or secured by the El Salvador Central Bank		751,246		126		(481)		751,601
Other investments		200,895		9,054		(3,350)		195,191
Total	COP	4,004,290	COP	22,897	COP	(71,544)	COP	4,052,937

	As of June 30, 2011
			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
June 30, 2011
Inmobiliaria Cadenalco	COP	5,111	COP	2,621	COP	-	COP	2,490
Bolsa de Valores de Colombia		38,894		13,188		-		25,706
Total	COP	44,005	COP	15,809	COP	-	COP	28,196

	As of December 31, 2010
			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2010
Inmobiliaria Cadenalco	COP	5,107	COP	2,616	COP	-	COP	2,491
Bolsa de Valores de Colombia		73,197		38,511		-		34,686
Total	COP	78,304	COP	41,127	COP	-	COP	37,177

The scheduled maturities of debt securities at June 30, 2011 were as follows:

	Avalaible for sale
	Amortized cost		Fair Value

Due in one year or less	COP	1,825,574	COP	1,807,547
Due from one year to five years		901,592		868,666
Due from five years to ten years		708,692		694,314
Due more than ten years		172,643		166,592
Total	COP	3,608,501	COP	3,537,119

The scheduled maturities of debt securities at December 31, 2010 were as follows:

	Available for sale
	Amortized		Fair
	Cost		value

Due in one year or less	COP	1,997,571	COP	1,983,204
Due from one year to five years		975,807		948,963
Due from five years to ten years		798,973		799,873
Due more than ten years		280,586		272,250
Total	COP	4,052,937	COP	4,004,290

Unrealized Losses Disclosure

Investments that have been in a continuous unrealized loss position for less than 12 months are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
June 30, 2011
Securities issued or secured by Colombian government	COP	3,177	COP	(67)	COP	3,244
Securities issued or secured by government entities		797,819		(16,934)		814,753
Securities issued or secured by other financial entities		615,663		(19,611)		635,274
Securities issued or secured by foreign governments		195,494		(984)		196,478
Securities issued or secured by the El Salvador Central Bank		536,912		(285)		537,197
Other investments		59,131		(2,241)		61,372
Total	COP	2,208,196	COP	(40,122)	COP	2,248,318

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2010
Securities issued or secured by Colombian government	COP	39,618	COP	(1,324)	COP	40,942
Securities issued or secured by government entities		965,053		(11,839)		976,892
Securities issued or secured by other financial entities		801,396		(11,055)		812,451
Securities issued or secured by foreign governments		251,064		(6,950)		258,014
Securities issued or secured by the El Salvador Central Bank		630,538		(481)		631,019
Other investments		80,365		(3,227)		83,592
Total	COP	2,768,034	COP	(34,876)	COP	2,802,910

Investments that have been in a continuous unrealized loss position for 12 months or longer are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
June 30, 2011
Securities issued or secured by Colombian government	COP	397,463	COP	(33,364)	COP	430,827
Securities issued or secured by other financial entities		61,110		(5,444)		66,554
Securities issued or secured by foreign goverment		46,294		(1,453)		47,747
Other investments		1,421		(3)		1,424
Total	COP	506,288	COP	(40,264)	COP	546,552

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2010
Securities issued or secured by Colombian government	COP	436,098	COP	(35,906)	COP	472,004
Securities issued or secured by other financial entities		30,372		(241)		30,613
Securities issued or secured by foreign goverment		21,808		(397)		22,205
Other investments		4,476		(124)		4,600
Total	COP	492,754	COP	(36,668)	COP	529,422

Additional disclosures for derivatives instruments under U.S. GAAP

The tables below present the financial position of the derivatives contracts as of June 30, 2011, and December 31, 2010 and their gain and loss recognised in the Statement of Operations as well as the volume of operations:

	Asset						Liability
	June 2011			December 2010			June 2011			December 2010
Derivatives not designated as	Balance sheet			Balance sheet			Balance sheet			Balance sheet
hedging instruments	Location	Fair Value		location	Fair Value		location	Fair Value		location	Fair Value

Interest rate contracts	Other assets	COP	106,770	Other assets	COP	26,380	Other liability	COP	(69,403)	Other liability	COP	(23,638)
Foreign exchange contracts	Other assets		674,201	Other assets		440,807	Other liability		(541,461)	Other liability		(332,731)
Securities	Other assets		3,356	Other assets		-	Other liability		(3,195)	Other liability		-
TOTAL (COP)		COP	784,327		COP	467,187		COP	(614,059)		COP	(356,369)

	June 2011		December 2010
Collateral	COP	140,541	COP	279,650

		Six month periods ended June 30,
		2011		2010
	Location of Gain or (Loss)
Derivatives not designated as	Recognized in income on	Amount of gain or (loss) recognized in income on
hedging instruments	Derivative	derivative

	Interest income (expenses)	COP	54,655	COP	(32,367)
	Foreign currency gain (loss)		55,646		22,152
	Other contracts		181		549
		COP	110,482	COP	(9,666)

Derivatives not designated as
hedging instruments	Notional amounts as of,
	June 2011		December 2010

Interest rate contracts		4,656,683		2,841,063
Foreign exchange contracts		15,942,601		18,439,133
Other contracts		-		-
	COP	20,599,284	COP	21,280,196

j)	Dividends received from Investments in unaffiliated companies.

Under Colombian GAAP, stock dividends are recorded as income; under U.S. GAAP, dividends paid in the form of additional shares of common stock are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.

During the six month period ended June 30,2011, the Bank has not received stock dividends, and consequently the Bank’s results of operations and financial position under U.S. GAAP has not been affected by this reconciliation adjustments.

k)	Investments in affiliates.

Under Colombian GAAP, investments in affiliates where the investor has the ability to exercise significant influence are recorded at cost and classified as available for sale.

The difference between the cost and equity participation is recorded as reappraisal of assets in assets and stockholders’ equity. This reappraisal is reversed for U.S. GAAP purposes.

Under U.S. GAAP, investments where the investor has the ability to exercise significant influence are   recorded using the equity method.

l)	Lessor accounting

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.

Under Colombian GAAP, for financial entities, leases are classified as either financial leases or operating leases, according to the terms of the lease agreements. Goods provided through leases to third parties with a purchase option are recorded in the loan portfolio. Goods provided through operating leases are recorded as property, plant and equipment. For both types of leasing, their initial measurement represents the value to be financed of the good to be leased (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.

Under U.S. GAAP, from the stand point of the lessor, leases are classified as direct finance leases or operating leases. Leases are classified as direct finance leases if certain criterias are met in the lease contract; otherwise they are classified as operating leases. The net investments in direct financing leases represent the present value of the minimum lease payments plus the unguaranteed residual value.

m)	Business combinations

m.i)  Purchase method of accounting

In regard to a business combination, the purchase method of accounting under Colombian GAAP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

Each of the Banagrícola S.A. and Factoring Bancolombia acquisitions were accounted for using the purchase method under Colombian GAAP, in accordance with the methodology suggested by the Superintendency of Finance.

In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition.

m.ii) Goodwill

Under Colombian GAAP, goodwill derived from business combinations effective before October 2006, is amortized over a maximum period of ten years. In business combinations that occurred after October 2006, the resulting goodwill is amortized on a term of twenty (20) years, unless the entity voluntarily selects a shorter period of amortization using an exponential method. Under this method the charge for amortization is increased exponentially every year. However, the Bank, since January, 2008, has used the straight-line method to amortize goodwill, since the Bank considers this method provides a better association between the revenues and expenses corresponding to this investment.

Under Colombian GAAP, in the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force in year 2007, the amortization term was maintained from three to ten years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., as permitted by Superintendency of Finance at the acquisition date.

Under U.S. GAAP, the Bank does not amortize goodwill, but it is subject to an annual impairment test.

Under ASC 350, the goodwill impairment analysis is done in two steps. The first step requires a comparison of the fair value of the individual reporting unit to its carrying value including goodwill. If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying value of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of impairment, if any, for that reporting unit.

When required, the second step of testing involves calculating the implied fair value of goodwill for each of the affected reporting units. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. If the amount of the goodwill allocated to the reporting unit exceeds the implied fair value of the goodwill in the pro forma purchase price allocation, an impairment charge is recorded for the excess. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently even if the fair value of the reporting unit recovers.

Under U.S. GAAP, the Bank annually performs the required impairment test of each reporting segment’s goodwill. During the first six month period ended June 30, 2011, no goodwill was written off due to impairment and no interim impairment test on goodwill was performed. Goodwill is tested for impairment annually during the third quarter at the reporting unit level and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. There were no triggering events present as of June 30, 2011, for any reporting unit and an interim goodwill impairment test is not required.

The Bank continues to monitor the Colombian and Salvadorian market share participation, as well some other triggering events in the interim period to identify any events that could impact adversely the business models. The fair value as a percentage of allocated book value for El Salvador Banking reporting segment and Colombia Banking reporting segment are 224% and 256%, respectively, based on the results of the goodwill impairment test performed during the fourth quarter of 2010.

m.iii) Intangible Assets

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excess value paid derived from business combinations. Under U.S. GAAP acquired intangible assets, are assigned to registered brands, deposits, customers relationship and others.

The activity of the Bank‘s intangible assets for the six month period ended June 30, 2011 and for the year ended December 31, 2010, is as follows:

	As of June 30,
	2011		2010

Intangible Assets
Balance at beginning of year	COP	223,183	COP	369,234
Amortization		(24,003)		(29,812)
Foreign currency translation adjustment(1) (2)		(10,622)		(17,659)
Balance at end of period(3)	COP	188,558	COP	321,763

(1)   The foreign currency translation adjustment for the amortization expense amounts COP 17,879.
(2)   The foreign currency translation adjustment for the carrying amount is COP 28,501.
(3)   The amount at the end of the six month period ended at June 30, 2011, differs by COP 64,766 from the amount COP 253,324 presented in the adjustment to the stockholders’ Equity, due to the reclassification of Intangibles assets recognized during the acquisition of AFP Crecer and Asesuisa S.A. to assets held for sale as of December 31, 2010 (see Note 31, q - Discontinued operations).

m.iv) Fair value of assets and liabilities acquired

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excess value paid derived from business combinations. For U.S. GAAP purposes, the primary financial statements allocate the fair value adjustments to each of the respective assets and liabilities. Currently, the Bank recognizes adjustments to the Stockholders’ Equity related to business combination due to fair value adquisition date differences in fixed and foreclosed assets, time deposits, long-term debt, loans and securitization of non-performing loans.

n)	Securitization

The following tables identify and quantify each adjustment to both the net income and stockholders’ equity:

	June 30, 2011		December 31, 2010
Stockholders’ Equity
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	COP	14,402	COP	15,907

Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP		69,093		53,566
Total	COP	83,495	COP	69,473

	Six month periods ended June 30,
	2011		2010
Consolidated net income
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	COP	(1,505)	COP	(2,532)

Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP		8,090		61,806
Total	COP	6,585	COP	59,274

Transfers of financial assets

The Bank securitizes performing and non-performing mortgage loans using different securitization vehicles.

The Bank transfers performing and non-performing mortgages to (SPE) Special Purpose Entities which are not related parties. The special purpose entities issue notes (debt securities) and use the proceeds to buy the residential mortgage portfolio from Bancolombia and other Colombian banks. In a securitization, various classes of debt securities may be issued and are generally collateralized by the transferor.

The securitized loans may be serviced by the Bank or by third parties. The Bank may also retain an interest in the form of the securities acquired and fees on the securitized receivable.

Under Colombian GAAP, the securitization of performing and non-performing residential mortgage loans is recorded as sales of financial assets and therefore, securitized loans have been removed from the Bank’s balance sheet. Additionally, the Bank recognizes in the income statement at the moment of the operation the difference between the book value of the securitized portfolio and the value received.

Before 2010 under U.S. GAAP, if the SPE activities were sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust was not consolidated by the seller of the transferred assets. Additionally, under ASC 810, if trusts other than QSPEs met the definition of a variable interest entity (VIE), the Bank evaluated whether the Bank was the primary beneficiary of the trust and, if so, was required to consolidate it.

Under U.S. GAAP, since January 2010 when an entity transfers financial assets, need to assess first whether the transferee should be consolidated. The party that has the power to direct the activities of a VIE that most significantly imapct the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, it is considered the primary beneficiary and therefore should consolidate the VIE.

The maximum exposure to loss in those VIEs includes the amount invested in, and advanced to, each VIE as of the reporting date plus any legal or contractual obligations to provide financing in the future.  The Bank has neither legal or contractual obligations to provide financing in the future to the VIEs where it holds a variable interest but is not the primary beneficiary, therefore its maximum exposure to loss equals the carrying amounts of the variable interests recognized in the balance sheets as of June 30, 2011 and December 31, 2010.

For transfers of financial assets, the Bank first assesses the consolidation principle and for those financial assets where the Bank is not the primary beneficiary, the sale accounting under US GAAP is further assessed.  If considered a sale, the transferred assets are removed from the Bank’s consolidated balance sheet with a recognized gain or loss.  If not a sale, the transfer is considered a secured borrowing, resulting in the recognition of a liability in the consolidated balance sheet.

The table below presents a summary of the assets and liabilities of VIEs which have been consolidated on the Bank’s balance sheet at June 30, 2011 and December 31, 2010:

	June 30,2011		December 31, 2010
Assets	COP	3,547,373	COP	3,957,769
Liabilities		2,033,587		2,244,528
Allowance for loans losses	COP	(148,365)	COP	(162,443)

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio. The allowance for loan losses is calculated based on criteria described in e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables”.

The Bank did not provide any additional financial support to these VIEs or others during 2011. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others. The investors in debt securities issued by the securitization entities have no recourse to other assets of the Bank.

Cash flows received from securitization entities for the six month periods ended June 30, 2011 and 2010 amounted to COP 111,712 and COP 2,972, respectively.

The Bank received servicing fees from Titularizadora Colombiana S.A. (structuring) of COP 14,436 and COP 11,395 for the six month periods ended June 30, 2011 and 2010, respectively. The Bank believes that the fees reflects an adequate compensation for the services and are priced based on market value.

The securitization transactions are source of funding for the Bank. The securitization of performing loans transfers the risks of the loan portfolio to the holders of the debt securities issued by the securitization entities.

Securitization of Non-performing Loans

The Bank retains all the risks of the securitized non-performing loans portfolio. In case of default of the borrower of the loan, the Bank is required to contribute other loan or cash to the securitization entity in order to ensure the debt securities issue are been paid. Those securitization transactions are consolidated under U.S. GAAP.

Retained Interests in the Securitization vehicles

According to Superitendency regulations any residual beneficial interest retained by the Bank in a securitization process must be recorded as a trading investment in an amount equal to the value established for the beneficial interest in the balance sheet of the special purpose entity created for such purpose.

For U.S. GAAP purposes, retained interests in those securitization vehicles that are not subject to consolidation as of June 30, 2011, as the Bank was not considered to be the primary beneficiary in accordance with ASC 810, should be recognized and recorded at fair value, as available-for-sale or trading securities in accordance with ASC 320. To determine their fair values of these securities, the Bank discounted the estimated future cash flows of these securities.

For securities classified as available for sale, unrealized gains or losses over the amortized cost basis are charged to equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary, in which case they are charged to the Statement of Operations.

Securities held for the purpose of selling them in the short term are classified as “trading” and are reported at fair value, with gains and losses included in earnings.

For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of financial trusts qualifying for sale treatment but not subject to consolidation as of June 30, 2011 and December 31, 2010, are as follows:

Balance Sheet	June 2011		December 2010
Available for Sale Securities
Amortized Cost	COP	516,474	COP	579,394
Net Unrealized Gain/(Loss)		(16,144)		(7,192)
Fair Value		500,330		572,202

Trading Securities
Fair Value	COP	8,643	COP	11,099

o)	Foreign currency translation adjustment

Under Colombian GAAP, for purposes of consolidation, the income accounts of foreign currency financial statements, are converted to pesos using the average exchange rates, the exchange difference originated in the consolidated statement of operations accounts is recorded as foreign exchange gain loss in results.

Under U.S. GAAP, according to ASC 830 and ASC 220, the translation adjustments shall be reported as a component of stockholders’ equity, in other comprehensive income.

p)	Non-controlling Interest

The non-controlling interest corresponds to the proportional adjustments to the stockholders’ equity and net income originated by the subsidiaries where the Bank holds less than 100% of participation.

Under Colombian GAAP, the non-controlling interest is presented as minority interest outside stockholders’ equity. For U.S. GAAP purposes, as of January 1, 2009, the Bank adopted ASC 810-10-65-65-1 which requires the non-controlling interest in subsidiaries to be classified as a separate component of stockholders’ equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent and to the noncontrolling interest. The presentation and disclosure requirements have been applied restrospectively for all periods presented on the Supplemental Consolidated Condensed Balance Sheet, Statements of Operations and Comprehensive Income.

The following table provides details regarding the differences in non-controlling interests between Colombian GAAP and U.S. GAAP:

	June 30, 2011		December 30, 2010
Non-controlling interest under Colombian GAAP	COP	62,190	COP	70,612
Adjustments inCOPorated under U.S. GAAP reconciliation:
Non-controlling interest in securitzation performing loans		(24,430)		(24,772)
Business combination		(32,380)		(31,121)
Non-controlling interest in variable interest entities		140,802		139,076
Non-controlling interest participation in U.S. GAAP adjustments		10,644		7,365
		156,826		161,160
Non-controlling interest descontinued operations		2,199		(634)
Non-controlling interest under U.S. GAAP	COP	159,025	COP	160,526

q)	Discontinued Operations

On January 29, 2010, Bancolombia sold to Inversiones EGEO I S.A.S 98.25% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valores y Logística S.A. The Bank registered in 2010 a gain on sale of this investment for COP 27,995.

As explained in Note 2 during the six month period ended June 30, 2011 the Bank entered into two agreements to sell the subsidiaries AFP Crecer and Asesuisa S.A. in the Republic of El Salvador. At June 30, 2011, the transactions are pending  approval by the respective authorities in Colombia and El Salvador but management of the Bank does not expect any objections to these  matters. (See “Condensed Consolidated Interinm Financial Statements as of 30, June 2011 and December 31, 2010”, note 12) Subsecuent events).

Under Colombian GAAP for consolidation purposes subsidiaries that are likely to be temporary are not consolidated and for this reason the aforementioned subsidiaries were deconsolidated on January 1, 2011 and the net investments in these subsidiaries are reflected in the balance sheet as investments held for sale.

Under US GAAP according to ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale, shall be reported in discontinued operations if both of the following conditions are met:

a.    The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.   The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The summarized assets, liabilities and results of operations under U.S. GAAP, of these subsidiaries as of Decemeber 31, 2010 and for the six month period ended June 2011, as follows:

	June 30, 2011		December 31, 2010
Assets
Cash and cash equivalents	COP	77,740	COP	98,438
Account receivable		48,126		61,275
Other Assets		10,638		7,040
Total Assets		136,504		166,753

Liabilities
Accounts Payable		22,933		26,255
Other Liabilities		86,596		77,088
Total Liabilities		109,529		103,343

	June 30, 2011		June 30, 2010
Statement of operation
Insurance income		111,347		112,308
Commissions income		47,939		48,705
Interest income		2,430		2,768
Other income		7,297		582
Total operating income		169,013		164,363
Operating expenses		(140,879)		(136,702)
Other operating income		654		1,252
Other operating expenses		(94)		(3,273)
Income tax		(3,942)		(5,872)
Net Income		24,752		19,768

As of June 30, 2011 and 2010, the results of the discontinued operations under U.S. GAAP were as follows:

	2011		2010
Profit (losses) from discontinued operations before income taxes	COP	28,694	COP	27,995
Income taxes (benefit) expense		3,942		8,112
Profit (losses) from discontinued operations	COP	24,752	COP	19,883

r)	Guarantees and off- balance sheet credit exposures

In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees.

Standby letters of credit and bank guarantees are conditional commitments issued by us to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees.

Under US GAAP, the Bank recognizes as a liability the fair value of the obligations assumed at its reception.  Such liabilities are being amortized over the expected term of the guarantee.

In addition, for U.S. GAAP purposes, the Bank maintains an allowance for credit losses on off-balance sheet credit instruments.  Off–balance sheet credit instruments include commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. The Bank uses the same methodology as described for the allowance for loans losses in letter (e), adjusted by an estimated probability of drawdown by the borrower.  This allowance is recorded as a liability.

The table below provides details regarding the accounting differences between Colombian GAAP and U.S. GAAP on off-balance sheet credit instruments:

Consolidated net income	Six month periosd ended June 30,
(Stated in COP Million)	2011		2010
Guarantees	COP	(1,603)	COP	(1,393)
Allowance for credit losses on off-balance sheet credit instruments		5,186		(1,954)
	COP	3,583	COP	(3,347)

Consolidated stockholders' equity	As of
(Stated in COP Million)	June 30, 2011		December 31, 2010
Guarantees	COP	(11,065)	COP	(9,461)
Allowance for credit losses on off-balance sheet credit instruments		(5,991)		(11,178)
	COP	(17,056)	COP	(20,639)

At June 30, 2011 and December 31, 2010, outstanding letters of credit and bank guarantees issued by the Bank totaled COP 2,709,642 and COP 3,198,143, respectively.

The table below summarizes at June 30, 2011 and December 31, 2010 all of the Bank’s guarantees where the Bank is the guarantor.  The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses:

	Expire within one year		Expire after one year		Total amount outstanding At December 31,		Maximum potential amount of future losses At December 31,
	June 2011	December 2010	June 2011	December 2010	June 2011	December 2010	June 2011	December 2010
				COP millions
Financial stand by letters of credit	537,787	1,146,617	1,211,409	540,354	1,749,196	1,686,971	1,749,196	1,686,971

Bank guarantees	276,228	1,111,606	684,218	399,566	960,446	1,511,172	960,446	1,511,172

Total (COP)	814,015	2,258,223	1,895,627	939,920	2,709,642	3,198,143	2,709,642	3,198,143

The maximum potential payments represent a “worse-case scenario”, and do not reflect expected results. The Bank does not hold collateral over the guarantees issued.

s)	Insurance contracts

Under U.S. GAAP, reserves for individual and group life insurance are computed on the basis of interest rates, mortality tables, including a margin for adverse deviations. For the six month period ended June 30, 2011 and during 2010, the reserve discount rate was 4.5%, based on the Bank’s own profitability experience.

Under Colombian GAAP, there are not reserves for adverse deviations.

t)	Estimated Fair Value of Financial Instruments

Fair value of financial instruments

ASC 820 - Fair Value Measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements.

The framework for measuring fair value under Colombian GAAP is substantially consistent with ASC 820, except for considerations about own credit risk, counterparty risk and valuation of collateral.

Fair-Value Hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1- Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt, futures, and equity securities that are traded in an active exchange market.

Level 2- Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain bonds issued by government or its entities, corporate debt securities and derivative contracts.

Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS), highly structured or long-term derivative contracts and certain collateralized debt obligations (CDO) where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

The Bank considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

Determination of Fair Value

For assets and liabilities carried at fair value, the Bank measures such value using the procedures set out below. The Bank did not choose to measure financial instruments and certain other items at fair value based on ASC 825.

When available, the Bank generally uses quoted market prices to determine fair value and classifies such items in Level 1. The Bank will make use of acceptable practical expedients (mid-market pricing or other pricing conventions) to calculate fair value.

Where available, the Bank may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques such as discounted cash flows, pricing models and similar methodologies that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 2 or 3 even though there may be some significant inputs that are readily observable.

Fair-value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent price providers or non-bidding brokers. Price providers and non-bidding brokers’ valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The estimated fair value based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used. The Bank believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

Financial instruments that are classified as trading, or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which an asset could be sold or a liability transferred in a current transaction between willing parties, other than in a forced or liquidation sale.

The following section describes the valuation methodologies used by the Bank, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

1. Fair value measurement on a recurring and non-recurring basis (ASC 820)

Investment securities

    a)     Debt securities:

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy.  For securities not traded or over the counter, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and interest. The interest and foreign exchange curves are generally observable market data and reference yield and exchange curves derived from quoted interest and exchange rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. Fair value estimates from internal valuation techniques are verified and tested by independent personnel.

Price providers compile prices from various sources and may apply matrix pricing for similar securities where no price is observable. If available, the Bank may also use quoted prices for recent trading activity of assets with similar characteristics to the security. These securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale or prices from independent sources vary, a security is generally classified as Level 3.

    b)     Equity securities

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1and Level 2 of the fair value hierarchy and in trading or investment category.

Derivatives

Derivatives entered into by the Bank are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. For over the counter derivatives those trades in liquid markets are valued using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. In addition, these estimates consider assumptions for our own credit risk and the respective counterparty credit risk.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs. The item is placed in either Level 1, level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

When appropriate, valuations are adjusted for various factors such as liquidity, bid /offer spreads and credit considerations.

Credit Valuation Adjustment

Under Colombian GAAP, the measurement of the fair value of derivatives does not include a credit valuation adjustment (“CVA”). Under U.S. GAAP, the Bank measure the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and its credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk; due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the Asset Swap Curve calculated for subordinated bonds issued by the Bank in foreign currency.  The Bank calculates the liability’s credit risk adjustment for derivatives transacted with local financial institutions by incorporating credit data derived qualifications released in the Colombian financial market.

A hundred basis points increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a reduction of the associated adjustment of approximately COP 2,321 as of June 30, 2011. These sensitivity analyses do not represent management’s expectations of the changes in our own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

A hundred basis points increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 9,818 as of June 30, 2011. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

Impaired loans measured at fair value

The Bank measured certain impaired loans based on the fair values of the collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset:

For vehicles under leasing arrangements, the Bank uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation and customs.  The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in case of significant deviation the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly.  The matrix is built from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate properties, a third party qualified appraiser is used.  The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sale comparison and income approach, and is requested every three years). When the property has been valued in the last twelve months and the market conditions have not showed significant changes, the most recent valuation is considered the fair value of the property. For all the other cases (i.e. appraisals older that 12 months) the value of the property is updated adjusting the value in the last appraisal by weighted factors such as location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. The factors are determined based on current market information gathered from several external real estate experts.

Mortgage-backed securities

The Bank invests in asset-backed securities which the underlying assets correspond to mortgages issued by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and can be classified either as trading or available for sale. These asset-backed securities have different vintages and are generally classified as AAA by credit ratings. The Bank does not expect significant changes in those ratings.

Fair values were estimated using discounted cash flows using models which the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitised mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 3.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2011 and December 31, 2010 based on the U.S. GAAP carrying amount:

	Fair value measurements as of June 30, 2011
	Level 1		Level 2		Level 3		Total Balance
Assets
Trading account	COP	3,452,472	COP	772,240	COP	49,629	COP	4,274,341
Securities issued or secured by Colombian government		2,371,126		180,205		2,610		2,553,941
Securities issued or secured by government entities		-		64,809		-		64,809
Securities issued or secured by other financial entities		5,834		459,987		34,907		500,728
Securities issued or secured by Foreign governments		1,062,261		-		-		1,062,261
Other investments		13,251		67,239		3,468		83,958
Morgage-backed securities		-		-		8,644		8,644
Investment securities		723,637		1,822,831		1,115,730		3,662,198
Available for sale -Debt securities
Securities issued or secured by Colombian government		135,785		355,386		73,614		564,785
Securities issued or secured by government entities		-		989,853		162		990,015
Securities issued or secured by other financial entities		238,970		77,462		46,203		362,635
Securities issued or secured by Foreign governments		164,793		239,864		-		404,657
Securities issued or secured by the El Salvador Central Bank		-		138,420		494,423		632,843
Other investments		145,195		16,735		998		162,928
Morgage-backed securities		-		-		500,330		500,330
Equity securities		38,894		5,111		-		44,005

Derivatives		31,347		324,050		428,930		784,327
Foreign exchange contracts		-		291,980		382,220		674,200
Interest rate contracts		27,991		32,070		46,710		106,771
Equity contracts		3,356		-		-		3,356

Liabilities
Derivatives		(31,186)		(406,668)		(176,205)		(614,059)
Foreign exchange contracts		-		(373,791)		(167,670)		(541,461)
Interest rate contracts		(27,991)		(32,877)		(8,535)		(69,403)
Equity contracts		(3,195)		-		-		(3,195)
	COP	4,176,270	COP	2,512,453	COP	1,418,084	COP	8,106,807
		51.52%		30.99%		17.49%

	Fair value measurements using as of December 31, 2010
	Level 1		Level 2		Level 3		Total Balance
Assets
Trading account	COP	965,252	COP	1,183,027	COP	79,141	COP	2,227,420
Securities issued or secured by Colombian government		945,208		675,455		1,046		1,621,709
Securities issued or secured by government entities		4,800		34,132		-		38,932
Securities issued or secured by other financial entities		11,984		370,019		60,330		442,333
Securities issued or secured by Foreign governments		2,401		-		-		2,401
Other investments		859		103,420		6.666		110,945
Morgage-backed securities		-		1		11,099		11,100
Investment securities		821,663		2,072,978		1,195,173		4,089,814
Available for sale -Debt securities
Securities issued or secured by Colombian government		160,478		450,021		-		610,499
Securities issued or secured by government entities		-		965,053		210		965,263
Securities issued or secured by other financial entities		223,358		90,860		39,695		353,913
Securities issued or secured by Foreign governments		221,471		336,020		-		557,491
Securities issued or secured by the El Salvador Central Bank		-		168,180		583,066		751,246
Other investments		143,159		57,737		-		200,896
Morgage-backed securities		-		-		572,202		572,202
Equity securities		73,197		5,107		-		78,304

Derivatives		317		95,082		371,787		467,186
Foreign exchange contracts		-		88,542		352,264		440,806
Interest rate contracts		317		6,540		19,523		26,380

Liabilities
Derivatives		(302)		(188,514)		(167,554)		(356,370)
Foreign exchange contracts		-		(146,406)		(186,325)		(332,731)
Interest rate contracts		(302)		(42,108)		18,771		(23,639)
	COP	1,786,930	COP	3,162,573	COP	1,478,547	COP	6,428,050
		27.80%		49.20%		23.00%

Changes in Level 3 Fair-Value Category
The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable   inputs (Level 3) during the six period ended at June 30, 2011.

	Balance, January 1, 2011		Included in earnings		Included in OCI		Purchases		Settlement		Prepaids		Transfers in to/out of Level 3		Balance, June 30, 2011
Investment securities	COP	1,195,173	COP	(373)	COP	(8,566)	COP	504,596	COP	(586,074)	COP	(71,065)	COP	82,039	COP	1,115,730

Securities issued or secured by Colombian government		-		-		-		-		-		-		73,614		73,614
Securities issued or secured by government entities		210		12		(15)		-		-		(45)		-		162
Securities issued or secured by other financial entities		39,695		(80)		400		768		(2,007)		-		7,427		46,203
Securities issued or secured by the El Salvador Central Bank		583,066		(274)		-		494,698		(583,067)		-		-		494,423
Other investments		-		-		-		-		-		-		998		998
Morgage-backed securities		572,202		(31)		(8,951)		9,130		(1,000)		(71,020)		-		500,330

Trading account assets	COP	79,141	COP	445	COP	-	COP	12,872	COP	(31,334)	COP	(4,240)	COP	(7,255)	COP	49,629

Securities issued or secured by Colombian government		1,046		-		-		2,490		-		-		(926)		2,610
Securities issued or secured by government entities		-		-		-		-		-		-		-		-
Securities issued or secured by other financial entities		60,330		100		-		10,382		(30,137)		-		(5,768)		34,907
Other investments		6,666		32		-		-		(1,197)		(1,472)		(561)		3,468
Morgage-backed securities		11,099		313		-		-		-		(2,768)		-		8,644

Derivatives	COP	204,233	COP	12,035	COP	-	COP	122,970	COP	(20,885)	COP	-	COP	(65,628)	COP	252,725

Foreign exchange contracts		165,939		15,579		-		107,484		(3,296)		-		(71,156)		214,550
Interest rate contracts		38,294		(3,544)		-		15,486		(17,589)		-		5,528		38,175

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable   inputs (Level 3) during 2010.

	Balance, January 1, 2010		Included in earnings		Included in OCI		Purchases		Settlement		Prepaids		Transfers in to/out of Level 3		Balance, December 31, 2010
Investment securities	COP	911,397	COP	1,999	COP	(7,653)	COP	1,189,576	COP	(890,201)	COP	(9,945)	COP	-	COP	1,195,173

Securities issued or secured by Colombian government		2,215		-		-		-		(2,215)		-		-		-
Securities issued or secured by government entities		1,325		(10)		40		-		(1,072)		(73)		-		210
Securities issued or secured by other financial entities		3,835		(181)		213		35,828		-		-		-		39,695
Securities issued or secured by the El Salvador Central Bank		598,455		19		(273)		583,320		(598,455)		-		-		583,066
Other investments		-		-		-		-		-		-		-		-
Morgage-backed securities		305,567		2,171		(7,633)		570,428		(288,459)		(9,872)		-		572,202

Trading account assets	COP	51,340	COP	(9,233)	COP	-	COP	56,060	COP	(20,206)	COP	(625)	COP	1,805	COP	79,141

Securities issued or secured by Colombian government		3,126		(260)		-		-		(1,260)		(560)		-		1,046
Securities issued or secured by government entities		-		-		-		-		-		-		-		-
Securities issued or secured by other financial entities		27,975		(334)		-		49,949		(18,504)		-		1,244		60,330
Other investments		-		(6)		-		6,111		-		-		561		6,666
Morgage-backed securities		20,239		(8,633)		-		-		(442)		(65)		-		11,099

Derivatives	COP	274,842	COP	74,616	COP	-	COP	43,477	COP	(95,525)	COP	(93,177)	COP	-	COP	204,233

Foreign exchange contracts		267,428		74,450		-		15,196		(93,110)		(98,025)		-		165,939
Interest rate contracts		7,414		166		-		28,281		(2,415)		4,848		-		38,294

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

The Bank did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during the six months period ended at June 30, 2011.

Nonfinancial assets and nonfinancial liabilities measured at Fair Value

The following table present for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at June 30, 2011 and December 31, 2010 based on the U.S. GAAP carrying amount:

	Fair value measurements using
Period ended	Level 1		Level 2		Level 3		Total gain (losses)
June 30, 2011
Collateralized loans	COP	-	COP	-	COP	238,729	COP	31,483
Foreclosed assets		-		-		55,983		10,775
	COP	-	COP	-	COP	294,712	COP	42,258
December 30, 2010
Collateralized loans	COP	-	COP	-	COP	266,503	COP	91,814
Foreclosed assets		-		-		57,755		2,130
Fixed assets		-		-		22,351		(71)
	COP	-	COP	-	COP	346,609	COP	93,873

2.	Fair value disclosures

 ASC 825 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. The financial instruments below are not recorded at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

Deposits
The fair value of time deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. Fair value of deposits with undefined maturities represents the amount payable on demand as of the balance sheet date.

Interbank borrowings and borrowings from development and other domestic banks

Short-term interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Long-term debt

The fair value of long-term debt, which comprises bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. Certain bonds which are nonpublic trading, issued by Tuya S.A., were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and its own creditworthiness.

The table below presents the disclosures required by ASC 825 to all assets and liabilities based on the U.S. GAAP carrying amounts:

	June 30, 2011				December 31, 2010
	U.S. GAAP Amount		Estimated fair value		U.S. GAAP Amount		Estimated fair value
Financial assets
Cash and due from banks	COP	5,845,437	COP	5,845,437	COP	6,134,698	COP	6,134,698
Investment securities, net		3,739,489		3,739,489		4,028,953		4,113,265
Trading account		4,347,784		4,347,784		2,246,615		2,290,949
Loans and accrued interest receivable on loans, net		56,048,852		57,208,111		50,551,812		52,030,037
Custumers' acceptances		250,818		250,818		47,486		47,486
Derivatives		784,327		784,327		467,187		467,187
Financial liabilities
Derivatives		614,059		614,059		356,369		356,369
Time deposits		17,012,101		17,192,259		15,270,271		15,390,762
Overnight funds		2,448,384		2,448,384		1,962,178		1,962,178
Bank acceptances outstanding		232,083		232,083		47,486		47,486
Interbank borrowings(1)		2,860,601		2,860,601		2,703,279		2,703,279
Borrowings from development
and other domestic banks(1)		2,733,502		2,733,502		2,564,580		2,564,580
Bonds		8,494,272		8,709,349		5,817,459		6,071,037

(1)
Interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. In addition, these instruments bear interest at variable rates.

u)	Paid-in capital

In accordance with Colombian GAAP, paid-in capital in excess of par value of common and preferred shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.

v)	Equity tax

Since 2007 and until 2010, Colombian tax regulations required companies to pay annually a special tax on their net assets determined under tax rules. This special tax, known as equity tax, was assessed as of January 1 of each year, at the tax statutory rate of 1.2%. However, in December 2009 the Congress of Colombia enacted Law No. 1370 modifying the equity tax and, effective on January 1, 2011, a tax of 2.4% and 4.8% is assessed based on net assets between $3 billion pesos and not exceeding $5 billion pesos and net assets in excess of $5 billion pesos, respectively and is payable in eight separate installments through 2014, without interest charges.  The tax amount assessed is fixed as of January 1, 2011 and is not subject to further adjustment and the entity is not subject to any additional assessment through 2014.

Under Colombian GAAP, a liability for COP 469,002 was accrued against a deferred charge asset, and is being amortized on a straight line basis over a 48 month period. The amortization charge is debited to either stockholders’ equity or Statement of Operations, in accordance with Colombian regulations.

Under U.S. GAAP, an equity tax liability was recorded on a discounted basis to reflect the time value of money as the aggregate amount of the liability and the amount and timing of cash payments are fixed.  The corresponding debit was recorded against the Statement of Operations. The discount curve rate used was the risk free rate plus the Bank’s risk premium.

w)	Contingencies

According to Colombian GAAP, provisions for contingencies for regulatory penalties must be recorded for at least 50% of the total value of the penalty when sentence against the Bank in a government court instance is issued (in spite of the fact that the contingency was not considered probable in such instance) and then adjusted at 100% of the penalty in question when the final sentence against Bank is confirmed

According to U.S. GAAP, an estimated loss from a loss contingency shall be accrued by a charge to income if information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

As of June 30, 2010 the Bank has not recognized any provision for contingencies for regulators penalties under Colombian GAAP.

There are no contingencies or other uncertainties that could affect the fairness of presentation of the financial data at this interinm report. See “Condensed Consolidated Interinm Financial Statements as of 30, June 2011 and June 30, 2010”, note 9) Commitments and Contingencies.

x)	Earnings per share

Under Colombian GAAP, earnings per share (“EPS”) are computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. SAs of June 30, 2011, and, 2010, the Bank has a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.

The following table summarizes information related to the computation of basic EPS for the six month periods ended June 30, 2011 and 2010 (in millions of pesos, except per share data):

	2011		2010

U.S. GAAP consolidated net income	COP	209,215	COP	677,930
Less preferred share dividends (1)		185,964		177,108
Income attributable to common stockholders		23,251		500,822

Income from continuing operations attributable to common stockholders		(1,510)		480,939
Income from operations and disposal of discontinued operations		24,752		19,883
Income attributable to common stockholders		23,251		500,822

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510
Basic and Diluted earnings per share (U.S. GAAP):
Income from continuing operations		(2.94)		943.02
Income from operations and disposal of discontinued operations		48.53		38.99
Income attributable to common stockholders	COP	45.59	COP	982.01

(1)
Preferred share dividends were declared for 2010 and 2009 in March 2011 and March 2010, respectively, to be paid in quarterly installments during years 2011 and 2010 and consequently, there will be no impact in the calculation of earnings per share during the second half of 2011 and 2010 because such dividends are recognized when they are declared during the first half of 2011 and 2010.

y)	Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank has strategically organized its operations into eight business segments as of June 30, 2011 and into nine business segments as of June, 2010, based on its market segmentation, customer‘s needs and trading partners. The Bank does not have any individual external customer which represents 10% or more of the enterprise‘s revenues.

The following presents information on reported operating segment profit or loss, and segment assets under Colombian GAAP:

June 30, 2011
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total after eliminations

Net Interest Income	COP	1,413,112	177,408	231,111	7,201	4,636	12,522	48,152	801	1,894,943	(17,403	)(2)	COP	1,877,540
Interest income		2,011,066	211,935	412,278	7,201	4,868	19,525	102,626	1,123	2,770,622	(20,897	)(2)		2,749,725
Interest expense		597,954	34,527	181,167	-	232	7,003	54,474	322	875,679	(3,494	)(2)		872,185
Revenues (expenses) from transactions with other operating segments of the Bank		(8,459)	14	6,872	(522)	75	(337)	(97)	2,454	-	-			-
Net provisions		(150,498)	10,322	(17,074)	246	(558)	(71)	(26,386)	(197)	(184,216)	584			(183,632)
Net Commissions		626,544	62,714	3,734	82,655	19,347	28,432	9,358	19	832,803	(40,404	)(2)		792,399
Foreign exchange gains, and Derivatives		65,746	(1,355)	(1,066)	378	(34)	1,027	(9,551)	(9,228)	45,917	(40,437	)(2)		5,480
Other operating income		290,901	30	26,621	508	38,538	23,906	176,238	190,322	747,064	(514,276	)(2)		232,788
Total Operating Income		2,237,346	249,133	250,198	90,466	62,004	65,479	197,714	184,171	3,336,511	(611,936)			2,724,575
Operating Income before provisions		2,387,844	238,811	267,272	90,220	62,562	65,550	224,100	184,368	3,520,727	(531,679)			2,989,048
Salaries and employee benefits		551,447	45,036	40,482	21,540	7,996	34,090	3,690	2,177	706,458	-			706,458
Administrative and other expenses		842,203	54,085	94,754	14,930	2,661	13,571	26,764	6,546	1,055,514	(5,479	)(2)		1,050,035
Operating expenses		1,393,650	99,121	135,236	36,470	10,657	47,661	30,454	8,723	1,761,972	(5,479)			1,756,493
Non-operating income (expense)		14,471	2,278	366	832	302	3,673	(294)	(3,878)	17,750	6,095			23,845
Income before income taxes		858,167	152,290	115,328	54,828	51,649	21,491	166,966	171,570	1,592,289	(605,842)			986,447
Income tax expense		(174,983)	(32,805)	(11,331)	(21,347)	(6,448)	(467)	-	(3,456)	(250,837)	-			(250,837)
Segment profit/(loss)		683,184	119,485	103,997	33,481	45,201	21,024	166,966	168,114	1,341,452	(605,842)			735,610
Segment assets	COP	55,950,484	6,287,658	9,527,211	314,054	479,312	525,870	7,059,601	1,364,723	81,508,913	(6,352,002)		COP	75,156,911

(1)	Includes provisions, dividends, gains on sales and noncontrolling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the Financial Chief and Operating decision maker.

June 30, 2010
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total after eliminations

Net Interest Income	COP	1,277,039	180,600	213,888	7,224	3,253	9,001	53,224	2,027	217	1,746,473	(90,008)		COP	1,656,465
Interest income		1,787,140	245,383	390,816	7,354	4,205	18,032	100,989	2,252	1,138	2,557,309	(108,608	)(2)		2,448,701
Interest expense		510,101	64,783	176,928	130	952	9,031	47,765	225	921	810,836	(18,600	)(2)		792,236
Revenues (expenses) from transactions with other operating segments of the Bank		(2,394)	8,543	4,099	(396)	615	(125)	(3,476)	(8,798)	1,932	-
Net provisions		(236,958)	(45,383)	(29,918)	(160)	(221)	(3)	(15,544)	376	272	(327,539)	(1,607)			(329,146)
Net Commissions		572,107	58,278	1,290	73,723	25,705	19,752	5,532	46,031	669	803,087	(33,062	)(2)		770,025
Foreign exchange gains,and Derivatives		26,909	(3,596)	1,414	1,021	63	8	(7,177)	(621)	(1,545)	16,476	(5,195	)(2)		11,281
Other operating income		270,460	73	20,500	240	72,597	1,367	106,149	4,582	86,432	562,400	(298,202	)(2)		264,198
Total Operating Income		1,907,163	198,515	211,273	81,652	102,012	30,000	138,708	43,597	87,977	2,800,897	(428,074)			2,372,823
Operating Income before provisions		2,144,121	243,898	241,191	81,812	102,233	30,003	154,252	43,221	87,705	3,128,436	(388,210)			2,740,226
Salaries and employee benefits		500,204	43,867	34,778	17,443	5,770	29,486	3,495	7,817	1,767	644,627	-			644,627
Administrative and other expenses		681,529	50,232	65,603	7,692	1,758	11,809	32,212	8,165	11,372	870,372	(11,279	)(2)		859,093
Operating expenses		1,181,733	94,099	100,381	25,135	7,528	41,295	35,707	15,982	13,139	1,514,999	(11,279)			1,503,720
Non-operating income (expense)		26,324	497	(2,507)	(301)	71	14,438	215	493	(1,265)	37,965	(4,486	)(2)		33,479
Income before income taxes		751,754	104,913	108,385	56,216	94,555	3,143	103,216	28,108	73,573	1,323,863	(432,560)			891,303
Income tax expense		(158,448)	(25,648)	(28,996)	(19,469)	(17,200)	(590)	-	(5,872)	(2,846)	(259,069)				(259,069)
Segment profit/loss		593,306	79,265	79,389	36,747	77,355	2,553	103,216	22,236	70,727	1,064,794	(432,560)			632,234
Segment assets	COP	44,257,082	7,028,981	7,586,352	274,965	452,994	811,830	6,215,582	211,624	1,343526	68,182,937	(5,693,441)		COP	62,489,496

(1)	Includes provisions, dividends, gains on sales and noncontrolling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the Financial Chief and Operating decision maker.

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	As of June 30,
	2011				2010
			Long				Long
Geographic Information	Revenues		Term – Assets (1)		Revenues		Term – Assets (1)

Colombia		4,954,392		2,384,892		5,237,213		1,865,290
Panama and Cayman Islands		471,458		6,835		288,873		8,112
Puerto Rico		14,139		119		13,356		146
Perú		18.716		92,056		14,591		54,643
El Salvador		451,813		117,475		631,087		130,641
USA		25,848		-		17,588		-
Total		5,936,366		2,601,377		6,202,708		2,058,832
Eliminations of intersegment operations		(927,938)		10		(621,198)		11
Total, net	COP	5,008,428	COP	2,601387	COP	5,581,510	COP	2,058,843

(1)    Included foreclosed assets, net, and property, plant and equipment, net.

As of June 30, 2011, the following are the Bank’s operating segments:

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank’s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank’s corporate and a govemments sale force targets and specializes in companies with more than COP 16,000 million in revenue of nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

Banking El Salvador: This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador. Banking El Salvador also includes operations of the following subsidiaries Arrendadora Financiera S.A., Credibac S.A. de CV and Bursabac S.A. de CV.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia S.A., Renting Colombia S.A., Renting Perú S.A.C., Leasing Peru S.A., Tempo Rent a Car S.A. and Capital Investment Safi S.A.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and Fiduciaria GBC S.A. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion Bancolombia S.A. Its customers include private and publicly-held corporations as well as government institutions.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A., Valores Bancolombia Panama S.A. and Suvalor Panamá Fondos de Inversión. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá S.A., Bancolombia Cayman, and Bancolombia Puerto Rico International Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

Pension and Insurance: This segment provides pension plan administration and insurance services to individuals and companies in El Salvador through Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.

All other segments: This segment includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa, Inmobiliaria Bancol, Todo1 Colombia S.A., Inversiones CFNS, CFNS Infraestructura S.A.S, Sinesa, Future Net, Vivayco S.A.S., Banagrícola, Inversiones Financieras Banco Agrícola, Banco Agrícola Panamá and others.

z)	Recent U.S. GAAP Pronouncements

In September 2011, FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350)”, to simplify how entities, both public and nonpublic, test goodwill for impairment.  The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In June 2011, FASB issued ASU 2011-05, “Comprehensive Income (Topic 220)”, to clarify that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In May 2011, FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, as a result of the work developed by the FASB and the IASB to expand common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). The amendments in this update requires additional disclosures including the following: (1) Information about transfers between Level 1 and Level 2 of the fair value hierarchy, (2) Information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, (3) The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Management is currently evaluating the impact the ASU 2011-02 would have on the Bank‘s financial statement and U.S.GAAP disclosures.

In April 2011, FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements”, to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this update. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011.

In April 2011, FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, the Bank considers that newly considerations in its U.S. GAAP disclosures and financial information should be applied. Management is currently evaluating the impact the ASU 2011-02 would have on the Bank‘s financial statement and U.S.GAAP disclosures.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU 2010-20”, to temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Under the existing effective date in ASU 2010-20, the Bank would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. According to ASU 2011-02, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. Management is currently evaluating the impact the ASU 2011-01 would have on the Bank‘s financial statement and U.S.GAAP disclosures.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”, to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15; 2010.The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for reporting period ending on June 31, 2010.

In December 2010, the FASB issued ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. Under Topic ASC 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The amendments in this update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Bank have taken into account the amendments introduced by this update during the annual goodwill impairment test for reporting period ending on December 31, 2010.

In October 2010, the FASB issued ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”, to specify that the following costs incurred in the acquisition of new and renewal contracts should be capitalized: (1) Incremental direct costs of contract acquisition and (2) Certain costs related directly to the following acquisition activities performed by the insurer for the contract: a. Underwriting, b. Policy issuance and processing, c. Medical and inspection, d. Sales force contract selling. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The amendments in this update should be applied prospectively upon adoption. The Bank is currently analyzing the effect that this ASU will have on its U.S. GAAP disclosures and financial information.

In August 2010, the FASB issued ASU 2010-22 to amend various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics related to: Form of condensed financial statements, Debt Issue Costs in Conjunction with a Business Combination, Business Combinations Prior to an Initial Public Offering, Accounting for Divestiture of a Subsidiary and other topics. The proposed amendments do not include an effective date, applications must be considered after publication. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

In August 2010, the FASB issued ASU 2010-21 to amend various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The proposed amendments do not include an effective date, applications must be considered after publication. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In July 2010, the FASB issued ASU 2010-20, to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class of financing receivable certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The modified or new disclosures are presented in Note 13, e) “Allowances for loans losses, financial lease losses, foreclosed assets and other receivables” to the Consolidated Financial Statements.

In April 2010, the FASB issued ASU 2010-18, to clarify that modifications of loans that are accounted for within a pool under Subtopic ASC 310-30, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments in this update did not require additional disclosures. This ASU was effective for modifications occurring in the first interim or annual period ending on or after July 15, 2010. The amendments did not have impacts in the Bank’s U.S. GAAP financial information.

In April 2010, the FASB issued ASU 2010-13, to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, and should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. This amendment will not have significant impacts on the U.S. GAAP disclosures and financial information.

In March 2010, the FASB issued ASU 2010-11 “Scope Exception Related to Embedded Credit Derivatives”.  The ASU clarifies that those contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another are not included into the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9.

In February 2010, the FASB issued ASU 2010-10, to defer the effective date of the amendments to the consolidation requirements made by FASB Statement 167 (ASC 810-10) to a reporting entity’s interest in certain types of entities and clarify other aspects of the Statement 167 amendments. The ASU also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the ASU also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest.  The FASB Statement 167 was adopted on January 1, 2010.  See in Note 13, e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables” to the Consolidated Financial Statements its impacts on the Bank’s U.S. GAAP disclosures and financial information.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”. This ASU addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The bank has adopted the appropriate measures to evaluate subsequent events through the date that the financial statements are issued.

In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amended guidance on employers’ disclosures about post retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU was effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Bank has provided the disclosures required in Note 13, t) “Estimated Fair Value of Financial Instrument” to the Consolidated Financial Statements.